KIRKLAND LAKE GOLD LTD.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2016

MARCH 30, 2017

3120 – 200 Bay Street
Toronto, Ontario M5J 2J1
www.klgold.com

CAUTIONARY STATEMENT

Forward-Looking Information

This annual information form (“Annual Information Form”) contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, information with respect to: the Company’s (as defined below) expected production from, and further potential of, the Company’s properties; the Company’s ability to raise additional funds; the future price of minerals, particularly gold; the estimation of mineral reserves and mineral resources; conclusions of economic evaluations; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; mining or processing issues; currency exchange rates; government regulation of mining operations; and environmental risks. Estimates regarding the anticipated timing, amount and cost of exploration and development activities are based on assumptions underlying mineral reserve and mineral resource estimates and the realization of such estimates. Capital and operating cost estimates are based on extensive research of the Company, purchase orders placed by the Company to date, recent estimates of construction and mining costs and other factors. Forward-looking information is characterized by words such as “plan”, “expect”, “budget”, “target”, “schedule”, “estimate”, “forecast”, “project”, “intend”, “believe”, “anticipate” and other similar words or statements that certain events or conditions “may”, “could”, “would”, “might”, or “will” occur or be achieved. Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include: the price of gold; exploration, development and operating risks; health, safety and environmental risks and hazards; risks relating to foreign operations and political risks; uncertainty in the estimation of mineral reserves and mineral resources; replacement of depleted mineral reserves; uncertainty relating to mineral resources; risks related to production estimates and cost estimates; obligations as a public company; risks relating to government regulation; risks related to acquisitions and integration; risks related to the business combination between Newmarket Gold Inc. and Kirkland Lake Gold Inc.; the impact of Australian laws regarding foreign investment; access to additional capital; volatility in the market price of the Company’s securities; liquidity risk; risks related to community relations; risks relating to first nations and Aboriginal heritage; the availability of infrastructure, energy and other commodities; nature and climactic conditions; risks related to information technology; permitting; risks related to insurance and uninsured risks; the prevalence of competition within the mining industry; currency exchange rates (such as the Canadian dollar and the Australian dollar versus the United States dollar); risks associated with tax matters and foreign mining tax regimes; risks relating to potential litigation; risks associated with title to the Company’s mining claims and leases; risks relating to the dependence of the Company on outside parties and key management personnel; labour and employment matters; risks in the event of a potential conflict of interest; as well as those risk factors discussed or referred to herein and in the Company’s annual management’s discussion and analysis as at and for the years ended December 31, 2016 and 2015 available under the Company’s SEDAR profile at www.sedar.com.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

Non-IFRS Financial Measures

The Company uses certain non-IFRS performance measures in this Annual Information Form such as operating cash costs per ounce of gold and all-in sustaining costs per ounce of gold. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers as they have no meaning under the International Financial Reporting Standards (“IFRS”). The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance, profitability and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

0

Operating cash costs per ounce of gold is a non-IFRS measure that the Company uses to assess how well the Company’s producing mines are performing compared to plan and to assess overall efficiency and effectiveness of the mining operations. The Company believes this is a key performance indicator required by users of its financial information in the determination of profitability and performance relative to its peers. Operating cash costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion and share based payment expenses and reclamation costs. Operating cash costs per tonne of ore produced is calculated by dividing operating cash costs to tonnes milled; operating cash cost per ounce sold is based on ounces sold and is calculated by dividing operating cash costs by gold ounces sold.

All-in sustaining costs per ounce of gold is a cost performance measure that reflects all of the expenditures that are required to produce an ounce of gold from current operations. While there is no standardized meaning of the measure across the industry, the Company’s definition conforms with the guidance set out by the World Gold Council in its guidance dated June 27, 2013. The Company calculates all-in sustaining costs as the sum of operating cash costs (per above), sustaining capital (capital required to maintain current operations at existing levels), capital lease repayments, corporate general and administrative expenses, mine exploration within the known resource, and rehabilitation accretion and amortization related to current operations. All-in sustaining costs excludes capital expenditures for significant improvements at existing operations deemed to be expansionary in nature, exploration and evaluation related to growth projects, rehabilitation accretion and amortization not related to current operations, financing costs, debt repayments, share-based compensation not related to operations, and taxes.

For a reconciliation of the Company’s non-IFRS performance measures, please refer to the Company’s annual management’s discussion and analysis as at and for the years ended December 31, 2016 and 2015 available under the Company’s SEDAR profile at www.sedar.com.

Note to United States Investors Concerning Estimates of Mineral Reserves and Mineral Resources

This Annual Information Form has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) –CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These definitions differ significantly from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”) under the United States Securities Act of 1933, as amended (the “Securities Act”). In particular, under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, Industry Guide 7 applies different standards in order to classify mineralization as a mineral reserve. As a result, the definitions of proven mineral reserves and probable mineral reserves used in NI 43-101 differ from the definitions used in Industry Guide 7. Under Commission standards, mineralization may not be classified as a mineral reserve unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the mineral reserve determination is made. Among other things, all necessary permits would be required to be in hand or the issuance must be imminent in order to classify mineralized material as mineral reserves under the Commission’s standards. Accordingly, mineral reserve estimates contained in this Annual Information Form may not qualify as mineral reserves under Commission standards.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. However, the Commission does not recognize mineral resources and United States companies are generally not permitted to disclose mineral resources of any category in documents they file with the Commission. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into Mineral Reserves as defined in NI 43-101 or Industry Guide 7. Further, inferred mineral resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable, or that all or any part of measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category. In addition, disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, the Commission only permits United States companies to report mineralization that does not constitute mineral reserves by Commission standards as in place tonnage and grade, without reference to unit measures. Investors are cautioned that information contained in this Annual Information Form may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

GLOSSARY OF TERMS AND UNITS

The following is a glossary of some of the technical terms used in this Annual Information Form.

Term	Definition

alluvial	Relatively recent deposits of sedimentary material laid down in river beds, flood plains, lakes, or at the base of mountain slopes.

Archaean	An era in geologic time about 3.8 billion to 2.5 billion years ago during which the Earth’s crust solidified.

batholith

A large mass of igneous rock extending to great depth with its upper portion dome-like in shape. It has crystallized below surface, but may be exposed as a result of erosion of the overlying rock. Smaller masses of igneous rocks are known as bosses or plugs.

break	A mineralized fault.

bullion	A refined metal, such as gold or silver.

cataclasis	Crushing of rocks.

crosscut	A horizontal opening driven from a shaft and at right angles to the strike of a vein or rock formation.

cut (and uncut)

Assays are ‘cut’ or reduced to a lower, more consistent value to avoid such higher grade assays skewing the average and producing inconsistent results. Assays that are ‘uncut’ include such higher grade assays.

cyanidation	A milling process, using hydrogen cyanide, to extract gold from the host rock.

diabase	A common basic igneous rock usually occurring in dykes or sills.

doré	The final saleable product of a gold mine, usually a bar consisting of gold and silver, prior to refining into bullion.

drift	A horizontal underground opening that follows along the length of a vein or rock formation as opposed to a crosscut which crosses the rock formation.

dyke	A long and relatively thin body of igneous rock that, while in the molten state, intruded a fissure in older rocks.

fault

A break in the Earth’s crust caused by tectonic forces which have moved the rock on one side with respect to the other. Faults may extend many kilometres, or be only a few centimetres in length. Similarly, the movement or displacement along the fault may vary widely.

footwall	The wall or rock on the underside of a vein or ore structure.

fracture

A break in the rock, the opening of which affords the opportunity for entry of mineral-bearing solutions. A ‘cross fracture’ is a minor break extending at more-or-less right angles to the direction of the principal fractures.

free-milling [gold]

Gold is ‘free-milling’ if it can be extracted from ore such that cyanidation can extract approximately 95% of the gold when the ore is ground to size 80% passing 45 microns, without prohibitively high reagent consumption. The highest level of free-milling ore is that from which the gold can be separated by a gravity process.

gangue	Worthless minerals in an ore deposit.

geotechnical	Using geology and geological engineering.

g/t	Gold concentration, gram per tonne of rock

hangingwall	The wall or rock on the upper side of a vein or ore deposit.

hectare	A square of 100 metres on each side.

igneous	A type of rock which has been formed from magna, a molten substance from the earth’s core.

intrusive	A body of igneous rock formed by the consolidation of magma intruded into other rocks, in contrast to lavas, which are extruded upon the surface.

mill	1)	A plant in which ore is treated for the recovery of valuable metals, or the concentration of valuable minerals into a smaller volume for shipment to a smelter or refinery.

	2)	A piece of milling equipment consisting of a revolving drum, for the fine-grinding of ores as a preparation for treatment.

mineralization	The concentration of metals and their chemical compounds within a body of rock.

Term	Definition

MNDM	Ministry of Northern Development and Mines of the government of the province of Ontario.

muck	Ore or rock that has been broken by blasting.

net smelter royalty or NSR

A type of royalty based on a percentage of the proceeds, net of smelting, refining and transportation costs and penalties, from the sale of metals extracted from concentrate and doré by the smelter or refinery.

NI 43-101	National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

non-refractory	Ore that has high melting point and is resistant to milling treatment. Such ore is commonly associated with sulphides.

opt	Gold concentration, ounce per imperial ton of rock

ore	A mixture of minerals and gangue from which at least one metal can be extracted at a profit.

paste

Tailings used for back-filling the underground voids in a mine to provide stable support of the mine and overburden (during mining and after closure of the mine) and eliminate or reduce above-ground tailings storage.

plunge	The vertical angle an ore body makes between the horizontal plane and the direction along which it extends, longitudinally to depth.

raise	A vertical or inclined underground working that has been excavated from the bottom upward.

reserve

CIM defines a ‘mineral reserve’ as the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing has been determined. This study must include a financial analysis based on reasonable assumptions of technical, engineering, operating, and economic factors and evaluation of other relevant factors which are sufficient for a person qualified under such instrument, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

(1) Probable Mineral Reserve. A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

(2) Proven Mineral Reserve. A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

resource

CIM defines a ‘Mineral Resource’ as a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

(1) Inferred Mineral Resource. An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

(2) Indicated Mineral Resource. An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Term	Definition

(3) Measured Mineral Resource. A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

As used herein, “resources” do not include reserves for the Canadian assets, but do include reserves for the Australian assets.

royalty

An amount of money paid at regular intervals, or based on production, by the lessee or operator of an exploration or mining property to the current or former owner of the mineral interests. Generally based on a certain amount per ton or a percentage of the total production or profits.

shaft

A vertical or inclined excavation in rock for the purpose of providing access to an ore body. Usually equipped with a hoist at the top, which lowers and raises a conveyance for handling workers and materials.

shear	The deformation of rocks by lateral movement along innumerable parallel planes, generally resulting from pressure and producing such metamorphic structures as cleavage and schistosity.

shoot	A concentration of mineral values. That part of a vein or zone carrying values of ore grade.

splay	An offshoot of a fault. A split from a major fault.

stope	An excavation in a mine from which ore is being or has been extracted.

strike	The direction, or bearing, from true north of a vein or rock formation measured on a horizontal surface.

tailings	Material rejected from a mill after most of the recoverable valuable minerals have been extracted.

tpd	Production rate measured in tonnes per day

unknown ore

Ore encountered during mining that has not been defined through drilling and which is mined before being included in reserves and resources. Due to the erratic nature of the mineralization at most narrow vein gold mines, and the difficulties of defining ore zones in this environment, a significant fraction of ore mined in any period can be unknown ore. Unknown ore often must be mined when encountered to maintain the most efficient and stable mining sequence, and is normally, but not necessarily, lower grade than ore that which has been included in the reserves and resources.

vein	An occurrence of ore with an irregular development in length, width and depth usually from an intrusion of igneous rock.

winze	An internal shaft.

CURRENCY PRESENTATION

This Annual Information Form contains references to Australian dollars, referred to herein as “A$”, United States dollars, referred to herein as “US$”, and Canadian dollars, referred to herein as “C$”.

The closing, high, low and average exchange rates for the United States dollar in terms of Australian dollars for each of the three years ended December 31, 2016, December 31, 2015, and December 31, 2014 based on the noon spot rate of exchange as reported by the Bank of Canada, were as follows:

	Year-Ended December 31
	2016	2015	2014
	(A$)	(A$)	(A$)
Closing	1.3883	1.3726	1.2238
High	1.2812	1.2178	1.0583
Low	1.4588	1.4459	1.2350
Average(1)	1.3499	1.3295	1.0532

(1) Calculated as an average of the daily noon rates for each period.
(2) Source: http://www.bankofcanada.ca/rates/exchange/10-year-converter.

On March 29, 2017, the noon spot rate of exchange as reported by the Bank of Canada was US$1.00 = A$0.7659 or A$1.00 = US$1.3057.

The closing, high, low and average exchange rates for the United States dollar in terms of Canadian dollars for each of the three years ended December 31, 2016, December 31, 2015, and December 31, 2014 based on the noon spot rate of exchange as reported by the Bank of Canada, were as follows:

	Year-Ended December 31
	2016	2015	2014
	(C$)	(C$)	(C$)
Closing	1.3427	1.3840	1.1601
High	1.4589	1.3990	1.1643
Low	1.2544	1.1728	1.0614
Average(1)	1.3248	1.2787	1.1045

(1) Calculated as an average of the daily noon rates for each period.
(2) Source: http://www.bankofcanada.ca/rates/exchange/10-year-converter/

On March 29, 2017, the noon spot rate of exchange as reported by the Bank of Canada was US$1.00 = C$1.34 or C$1.00 = US$0.75.

The following factors for converting Imperial measurements into metric equivalents are provided:

To Convert from Imperial	To metric	Multiply by
tons (2,000 pounds)	Tonnes (1,000 kilograms)	0.907
ounces (troy)/ton	grams/tonne	34.286

CORPORATE STRUCTURE

Newmarket Gold Inc. (one of the predecessors to the Company) (“Old Newmarket”), was originally incorporated as 565300 B.C. Ltd under the Company Act (British Columbia) on May 27, 1998 and changed its name to Raystar Enterprises Ltd. on August 13, 1998. Old Newmarket transitioned to the Business Corporations Act (British Columbia) (the “BCBCA”) on May 25, 2004. On October 17, 2007, Old Newmarket changed its name to Raystar Capital Ltd., and on October 4, 2013 announced that it had changed its name to “Newmarket Gold Inc.”. On July 7, 2015, Old Newmarket was continued under the OBCA.

On July 10, 2015, Old Newmarket amalgamated with Crocodile Gold Corp. (“Crocodile Gold”) pursuant to a plan of arrangement (the “Crocodile Arrangement”) under the Business Corporations Act (Ontario) (“OBCA”) to create an amalgamated entity which was also named Newmarket Gold Inc. (the “Company”) The subsidiaries of Crocodile Gold, became the subsidiaries of the Company.

On November 30, 2016, the Company combined with Kirkland Lake Gold Inc. (“Old Kirkland Lake Gold”) pursuant to a plan of arrangement under the Canada Business Corporations Act (the “CBCA”), as a result of which, Old Kirkland Lake Gold became a wholly-owned subsidiary of the Company (the “Arrangement”). In connection with the Arrangement with Old Kirkland Lake Gold, the Company changed its name from Newmarket Gold Inc. to Kirkland Lake Gold Ltd.

Old Kirkland Lake Gold was originally incorporated under the Company Act (British Columbia) (now the BCBCA) on June 29, 1983 and continued under the CBCA on July 27, 1988, changing from a provincially to a Canadian federally incorporated company, at which time the authorized capital was changed to an unlimited number of common shares. Old Kirkland Lake Gold changed its name from ‘Foxpoint Resources Ltd.’ to ‘Kirkland Lake Gold Inc.’ on October 25, 2002 to reflect the nature and location of the Company’s business. On January 26, 2016, Old Kirkland Lake Gold completed the acquisition of St Andrew Goldfields Ltd. (“St Andrew Goldfields”) pursuant to a plan of arrangement under the OBCA (the “St Andrew Arrangement”). As a result, St Andrew Goldfields became a wholly-owned subsidiary of Old Kirkland Lake Gold. Following completion of the St Andrew Arrangement, St Andrew Goldfields became an indirectly held, wholly-owned subsidiary of Old Kirkland Lake Gold.

The Company’s common shares (“Common Shares”), and the Debentures of Old Kirkland Lake Gold (as defined below) trade on the Toronto Stock Exchange (the “TSX”) under the symbol “KL”, “KLG.DB” and “KLG.DB.A”, respectively. The Common Shares also trade on the OTCQX® operated by OTC Markets Group Inc under the symbol “KLGDF”.

The Company’s registered and head office is located at 3120 – 200 Bay Street, Toronto, Ontario M5J 2J1.

The corporate chart that follows on the next page sets forth the Company’s subsidiaries (collectively, the “Subsidiaries”), together with the jurisdiction of incorporation of each company and the percentage of voting securities beneficially owned, controlled or directed, directly or indirectly, by the Company.

As used in this Annual Information Form, unless the context otherwise requires, reference to “Kirkland Lake Gold” or the “Company” means Kirkland Lake Gold Ltd. and the Subsidiaries. Reference to “Old Kirkland Lake Gold” means Kirkland Lake Gold Inc. and its subsidiaries, prior to the completion of the Arrangement with the Company and reference to “Newmarket Gold” means the Company (when it was previously named Newmarket Gold Inc.) and its subsidiaries, prior to the completion of the Arrangement with Old Kirkland Lake Gold.

Kirkland Lake Gold Ltd. – Corporate Structure Chart

Overview of the Business

Kirkland Lake Gold is a mid tier gold mining, development and exploration company with a diversified portfolio of assets located in the stable mining jurisdictions of Canada and Australia with a significant pipeline of high-quality exploration projects. The production profile of the Company is anchored by two high-grade, low cost operations including the Macassa mine complex located in northeastern Ontario (the “Macassa Mine”) and the Fosterville gold mine located in the State of Victoria, Australia (the “Fosterville Gold Mine”). In addition, the Company owns the Holt mine (the “Holt Mine”) and the Taylor mine (the “Taylor Mine”) which are situated along the Porcupine-Destor Fault Zone, in northeastern Ontario, the Cosmo gold mine located in the Northern Territory, Australia (the “Cosmo Gold Mine”) and the Stawell gold mine located in the State of Victoria, Australia (the “Stawell Gold Mine”). The Company is based on a strong foundation of quality gold production from its mines, and is targeting annual production between 500,000 and 525,000 ounces of gold in 2017. Kirkland Lake Gold is dedicated to the development of its resources and targeted exploration, while continuing to generate free cash flow and maintaining a large resource base. The Company also strives to enhance shareholder value through a disciplined approach to growth, which includes executing on a clearly defined gold asset consolidation strategy and by building gold reserves and resources while maintaining the high standards that the Kirkland Lake Gold core values represent.

Further information about Kirkland Lake Gold can be found in the Company’s regulatory filings available on SEDAR at www.sedar.com and on the Company’s website at www.klgold.com.

Recent Developments

On March 30, 2017, Kirkland Lake Gold filed updated technical reports on each of the Macassa Mine, Fosterville Gold Mine, the Holt-Holloway property, the Northern Territory Operations, which includes the Cosmo Mine and the Taylor Mine for the year ended December 31, 2016.

On March 29, 2017, the Company announced its financial results for the three and twelve months ended December 31, 2016 and announced that the Board of Directors of the Company (the “Board”) approved a dividend policy recommending the payment of a quarterly dividend of C$0.01 per Common Share (C$0.04 per Common Share annually). The inaugural quarterly dividend of C$0.01 per Common Share is payable on July 14, 2017 to shareholders of record as at the close of business on June 30, 2017.

On January 19, 2017, the Company announced a change in its stock symbol on the OTC Markets to “KLGDF” (OTCQX:KLGDF) and announced that the Company had changed its auditors from PricewaterhouseCoopers LLP to KPMG LLP. KPMG LLP were the auditors of Old Kirkland.

On January 17, 2017, the Company announced high grade extensions at depth and new high grade intercepts from underground drilling at its Fosterville Gold Mine in Australia. The significant mineralized system referred to as the Lower Phoenix system was tested over 20 underground holes totalling 6,471 metres. In addition, the Harrier South system was tested over 7 holes totalling 2,670 metres.

On January 3, 2017, the Company announced certain executive management appointments, including the appointment of Darren Hall as the Chief Operating Officer, Alasdair Federico as the Executive Vice President, Corporate Affairs and CSR, Jason Gregg as Vice President, Human Resources, Ryan King as Vice President, Investor Relations and John Landmark as Vice President, Exploration, Australia.

Three Year History

Financial Year Ended December 31, 2016

On December 23, 2016, the Company announced that it had completed a non-brokered private placement financing of 691,700 Common Shares which are “flow-through” shares within the meaning of the Income Tax Act (Canada). The flow-through shares were issued at a price of $10.12 per flow-through share for aggregate gross proceeds of approximately $7,000,000.

On December 12, 2016, the Company provided its 2017 production guidance. In addition, the Company announced that it would be transitioning its Stawell Gold Mine located in Australia to care and maintenance and would transition the Holloway mine located in northeastern Ontario (the “Holloway Mine”) to surface exploration drill programs in 2017.

On December 6, 2016, the Company announced that it changed the ticker symbol for the Common Shares on the TSX to “KL”.

On November 30, 2016 the Company announced the closing of the Arrangement, involving the business combination between Old Kirkland Lake Gold and Newmarket Gold to create Kirkland Lake Gold. Pursuant to the terms of the Arrangement, Old Kirkland Lake Gold became a wholly-owned subsidiary of the Company and the Company completed a consolidation of its shares on the basis of 0.475 post-consolidation shares for each pre-consolidated share held. In addition, the Company issued approximately 117,505,144 Common Shares of the Company to the former holders of Old Kirkland Lake Gold shares as consideration under the Arrangement. As a result, on closing of the Arrangement, approximately 57% of the Common Shares were held by the former Old Kirkland Lake Gold shareholders and 43% of the Common Shares were held by the former shareholders of Newmarket Gold. The Company announced that the publicly traded Debentures (as defined below) of Old Kirkland Lake Gold would continue to trade on the TSX under the symbols “KLG.D.B” and “KLG.D.BA” respectively.

In connection with closing of the Arrangement, Anthony Makuch, the former President and Chief Executive Officer of Old Kirkland Lake Gold was appointed the President and Chief Executive Officer of the Company. In addition, the management team of Old Kirkland Lake Gold, including Meri Verli, Senior Vice President, Finance and Treasurer, Jennifer Wagner, Corporate Legal Counsel and Corporate Secretary, Doug Cater, Vice President, Exploration, Pierre Rocque, Vice President, Mine Engineering and Ray Yip, Vice President, Business Intelligence Systems were appointed in the same positions with the Company. In addition, the Company announced the appointment of Philip Yee as the Chief Financial Officer of the Company, effective December 1, 2016.

On November 25, 2016, Newmarket Gold and Old Kirkland Lake Gold announced the results of their respective special meetings of shareholders with respect to the Arrangement. In particular, it was noted that the shareholders of Newmarket Gold had elected Anthony Makuch, Maryse Belanger, Jonathan Gill, Arnold Klassen, Pamela Klessig, Barry Olson, Jeffrey Parr, Eric Sprott and Raymond Threlkeld to the Board.

On November 8, 2016, Newmarket Gold announced high grade drill results and record monthly production from its Fosterville Gold Mine. The Lower Phoenix system was tested over nine underground holes totalling 3,637 metres and the Harrier South system was tested over 7 holes totalling 2,893 metres, returning the highest grades recovered to date at the Harrier South system.

On September 29, 2016, Newmarket Gold and Old Kirkland Lake Gold announced the entering into of a definitive arrangement agreement (the “Arrangement Agreement”) providing for the Arrangement and pursuant to which all of the common shares of Old Kirkland Lake Gold (the “Old Kirkland Lake Gold Shares”) would be exchanged on the basis of 2.1053 common shares of Newmarket Gold, on a pre-consolidation basis, (“Newmarket Shares”) for every one Old Kirkland Lake Gold Share held.

On September 20, 2016, Newmarket Gold announced additional near mine high-grade gold mineralization in the Lower Phoenix gold system at the Fosterville Gold Mine in Australia.

On September 15, 2016, Old Kirkland Lake Gold announced that it changed the ticker symbol for the Old Kirkland Lake Gold Shares on the TSX to “KLG” and the ticker symbols for the 6% Debentures and 7.5% Debentures to “KLG.D.B” and “KLG.D.BA”, respectively.

On September 13, 2016, Old Kirkland Lake Gold announced the appointment of Meri Verli, Senior Vice President, Finance and Treasurer (effective September 14, 2016), Pierre Rocque, Vice President Mining Engineering (effective September 26, 2016), and Ray Yip, as Vice President Business Intelligence Systems (effective September 3, 2016). In addition, Old Kirkland Lake Gold announced the departure of Chris Stewart, Vice President of Operations from Old Kirkland Lake Gold.

On August 22, 2016, Newmarket Gold announced new zones of gold mineralization from its Cosmo Gold Mine, from its 2016 growth exploration program.

On August 3, 2016, Newmarket Gold announced that Lukas Lundin was retiring from the Board of Directors of Newmarket Gold and that Maryse Belanger was appointed to the Newmarket Gold Board of Directors. In addition, Newmarket Gold announced that John Landmark had been appointed as the Vice President, Exploration.

On July 13, 2016, Old Kirkland Lake Gold announced that it had completed a non-brokered private placement financing of 1,047,343 Common Shares which are “flow-through” shares within the meaning of the Income Tax Act (Canada). The flow-through shares were issued at a price of $14.32 per flow-through share for aggregate gross proceeds of approximately $15,000,000.

On June 13, 2016, Old Kirkland Lake Gold announced the resignation of George Ogilvie as President and Chief Executive Officer of Old Kirkland Lake Gold and the appointment of Anthony Makuch as the President and Chief Executive Officer of Old Kirkland Lake Gold, which took effect on July 18, 2016.

On May 18, 2016, Newmarket Gold announced that it had filed an amended NI 43-101 Technical Report for Preliminary Economic Assessment of its Maud Creek gold project located in the Northern Territory, Australia (the “Maud Creek Gold Project”).

On April 6, 2016, Newmarket Gold announced the appointment of Michael Vint to the Newmarket Gold Board of Directors.

On April 4, 2016, Old Kirkland Lake Gold announced that it had received acceptance from the TSX with respect to a normal course issuer bid (the “NCIB”) to purchase: up to $5,690,300 6% convertible unsecured subordinated debentures (the “6% Debentures”) “KLG.D.B”; and up to $6,210,000 7.5% convertible unsecured subordinated debentures (the “7.5% Debentures”) “KLG.D.BA” (collectively, the “Debentures”) representing 10% of the issued and outstanding of each of the 6% Debentures and the 7.5% Debentures in the public float as at March 31, 2016. Old Kirkland Lake Gold had a previous NCIB in place which terminated on April 2, 2016, pursuant to which the Company purchased $597,000 6% Debentures at a weighted average price of $98.30 and $6,900,000 7.5% Debentures at a weighted average price of $96.50.

On March 21, 2016, Newmarket Gold announced the results of its updated 2015-year end mineral reserves and mineral resources estimates for its Fosterville Gold Mine, Stawell Gold Mine, Cosmo Gold Mine and Northern Territory and its Maud Creek Gold Project and announced the filing of an updated NI 43-101 technical report for each property on SEDAR.

On February 26, 2016, Newmarket Gold announced that a total of 4,039,120 common share purchase warrants had been exercised at a price of $1.63 for gross proceeds of approximately $6,600,000.

On February 12, 2016, Newmarket Gold announced that on March 30, 2016 (the “Redemption Date”), it intended to redeem in full all of its then outstanding convertible unsecured debentures due April 30, 2018 (the “Newmarket Debentures”) in accordance with the provisions of the convertible debenture indenture dated as of April 5, 2013, as supplemented and amended by the first supplemental indenture dated as of July 10, 2015. The redemption price for the Newmarket Debentures was 100% of the aggregate outstanding principal amount (the “Redemption Price”), together with accrued and unpaid interest up to, but excluding, the Redemption Date. On March 30, 2016, Newmarket Gold announced that an aggregate $34.29 million of its $34.5 million Newmarket Debentures were converted by the holders into Newmarket Shares prior to the Redemption Date. Newmarket Gold redeemed the remaining unconverted Newmarket Debentures on March 30, 2016, by issuing an aggregate of 10,287 Newmarket Shares, and settling any accrued and unpaid interest up to, but excluding, the Redemption Date, in cash.

On January 26, 2016, Old Kirkland Lake Gold announced the completion of the St Andrew Arrangement pursuant to which Old Kirkland Lake Gold acquired all of the outstanding common shares of St Andrew Goldfields on the basis of 0.0906 of an Old Kirkland Lake Gold Share for each share of St Andrew Goldfields and St Andrew Goldfields became a wholly-owned subsidiary of Old Kirkland Lake Gold.

Financial Year Ended December 31, 2015

On November 18, 2015, Newmarket Gold announced the appointment of Darren Hall as Chief Operating Officer of Newmarket Gold effective December 7, 2015, replacing the previous Chief Operating Officer of Newmarket Gold, Rodney Lamond. On August 29, 2015, Newmarket Gold announced that Rodney Lamond would step down as Chief Operating Officer of Newmarket Gold effective September 15, 2015.

On November 16, 2015, Old Kirkland Lake Gold and St Andrew Goldfields announced the entering into of a definitive arrangement agreement providing for the St Andrew Arrangement (the “St Andrew Arrangement Agreement”).

On November 4, 2015, Edward Farrauto, CPA, CGA, was appointed to Board of Directors of Newmarket Gold.

On September 22, 2015, Newmarket Gold announced that as of September 21, 2015 it began trading in the United States on the OTC marketplace, the OTCQX® under the symbol “NMKTF”.

On July 10, 2015, Old Newmarket and Crocodile Gold completed the Crocodile Arrangement pursuant to which Old Newmarket and Crocodile Gold amalgamated and such amalgamated entity was also named Newmarket Gold Inc. and the holders of common shares of Old Newmarket (“Old Newmarket Shares”) received, for each Old Newmarket Share held, 0.2 of a Newmarket common share and the holders of common shares of Crocodile Gold (“Crocodile Gold Shares”) received for each Crocodile Gold Share held, at their election, either 0.2456 of a common share of Newmarket or C$0.37 in cash. The cash component was subject to pro-ration as Crocodile Gold shareholders elected to receive an aggregate of greater than C$20,000,000 in cash. In addition, immediately prior to the closing of the Crocodile Arrangement, the proceeds of Old Newmarket’s previously completed C$25,000,000 Subscription Receipt (as defined below) financing were released from escrow and the underlying Old Newmarket Shares were issued. C$20,000,000 of the proceeds were used to fund the cash consideration payable to former Crocodile Gold shareholders who elected to receive cash in connection with the Crocodile Arrangement, and the remaining C$5,000,000 of the proceeds was used to bolster the working capital position of Newmarket Gold.

On July 8, 2015, Old Newmarket announced the successful completion of its continuance, effective July 7, 2015, from the Province of British Columbia into the Province of Ontario in accordance with the provisions of the OBCA.

On June 1, 2015, Old Newmarket announced that it entered into an underwriting agreement (the “Underwriting Agreement”) with GMP Securities L.P. and BMO Capital Markets as co-lead underwriters and joint bookrunners, together with a syndicate of underwriters including Haywood Securities Inc. and RBC Capital Markets (collectively, the “Underwriters”). Pursuant to the Underwriting Agreement, the Underwriters purchased from Old Newmarket on an underwritten, private placement basis 19,840,000 subscription receipts (the “Subscription Receipts”) of Old Newmarket for aggregate gross proceeds of C$24,800,000. In addition, a director of Old Newmarket purchased from Old Newmarket on a non-brokered private placement basis, C$200,000 of Subscription Receipts. The total gross proceeds of the private placement was C$25,000,000.

On May 26, 2015, Old Kirkland Lake Gold announced that it exercised its right to buy-out the remaining 0.5% net smelter return royalty for $250,000. The royalty was part of a 1% net smelter return royalty on the HM Claim which was part of the Queenston Mining Joint Venture near the Macassa Mine Complex. The initial 0.5% was purchased by Old Kirkland Lake Gold for $250,000 on April 8, 2015.

On May 19, 2015, Old Kirkland Lake Gold announced it would be changing its fiscal year end from April 30 to December 31.

On May 11, 2015, Old Newmarket and Crocodile Gold announced the entering into of a definitive arrangement agreement providing for the Crocodile Arrangement (the “Crocodile Arrangement Agreement”).

On April 15, 2015, Old Kirkland Lake Gold announced that the admission of its ordinary shares for trading on the AIM Market of the London Stock Exchange plc would be cancelled with effect from 7:00 a.m. (UK time) on August 3, 2015, with the last trading day being July 31, 2015.

On April 1, 2015, Old Kirkland Lake Gold announced that it had received acceptance from the TSX with respect to a normal course issuer bid to purchase up to $5,750,000 6% Debentures and up to $6,900,000 7.5% Debentures representing 10% of the issued and outstanding of each of the 6% Debentures and the 7.5% Debentures in the public float as at March 30, 2015.

On March 31, 2015, Crocodile Gold filed NI 43-101 technical reports on the Stawell Gold Mine, the Cosmo Gold Mine and the Fosterville Gold Mine.

On February 18, 2015, Old Kirkland Lake announced the closing of a bought deal prospectus offering of common shares. A total of 7,935,000 Old Newmarket Shares were issued at a price of $4.35 per share, for total gross proceeds of $34,517,250, which included the full exercise of the over-allotment option by a syndicate of underwriters co-led by National Bank Financial Inc. and Macquarie Capital Markets Canada Ltd. and including Sprott Private Wealth LP, BMO Capital Markets and Clarus Securities Inc.

On January 14, 2015, Crocodile Gold announced the closing of an agreement with AuRico Gold Inc. (“AuRico”) to terminate the net free cash flow sharing arrangement between the parties that was implemented in connection with the Navco Acquisition (defined below) in exchange for a one-time payment of C$20 million in cash and the grant of a net smelter royalty of 2% from the Fosterville Gold Mine, commencing January 14, 2015, and a net smelter royalty of 1% from the Stawell Gold Mine, commencing January 1, 2016. As a result of the agreement, Crocodile Gold was released from its obligation to pay AuRico any further net free cash flow generated from the Fosterville Gold Mine and Stawell Gold Mine, which obligations originally arose as a result of the completion of the acquisition of the Fosterville Gold Mine and the Stawell Gold Mine through the acquisition of all of the shares of Northgate Australian Venture Corporation (“Navco”) from AuRico (the “Navco Acquisition”) pursuant to a share purchase agreement dated March 27, 2012, as amended on May 4, 2012. Navco has subsequently changed its name to Newmarket Gold Victoria Holdings Pty Ltd.

Financial Year Ended December 31, 2014

On October 30, 2014, Crocodile Gold reported that it received a response from the Victorian State Government Planning Minister’s Independent Panel (the “Independent Panel”) regarding the Big Hill project (the “Big Hill Project”) at the Stawell Gold Mine. The Independent Panel provided recommendations and advised in its assessment to statutory decision-makers that the Big Hill Project should not proceed in its current proposed form. In early 2015, the newly elected Victorian State Government acknowledged Stawell Gold Mines’ willingness to address the Ministerial issues raised. The Victorian State Government also advised that key agencies are in consultation over the process required for responsible consideration of a modified project plan and will instruct Stawell Gold Mine on the next steps of the process accordingly. A modified plan for the Big Hill Project at the Stawell Gold Mine would include several new initiatives, primarily relating to proximity buffering, additional noise mitigation and further controls for dust mitigation, with the intent to go above and beyond best practice and to also satisfy the Ministerial key recommendations and issues.

On August 28, 2014, Crocodile Gold announced the entering into of a sale agreement with Phoenix Copper Limited, the predecessor to PNX Metals Limited (“Phoenix Copper”), to sell 100% of the Iron Blow and Mount Bonnie massive sulphide deposits for a 2% royalty on any gold and silver production from the related tenements.

Crocodile Gold also entered into an option agreement (the “Phoenix Copper Option Agreement”) with Phoenix Copper, which allows Phoenix Copper to earn up to a 90% interest in the Burnside, Moline and Maud Creek base metal and gold exploration projects through a commitment to spend a total of $4 million in exploration expenditures within four years. Pursuant to the Phoenix Copper Option Agreement, the Company will retain the option to acquire 90% of any gold and silver deposit discoveries on the relevant properties.

On July 3, 2014, Old Kirkland Lake Gold announced that it had completed a non-brokered private placement financing of 1,795,000 common shares which are “flow-through” shares within the meaning of the Income Tax Act (Canada). The flow-through shares were issued at a price of $3.90 per flow-through share for aggregate gross proceeds of approximately $7,500,000.

On June 6, 2014, Crocodile Gold filed a technical report on the Big Hill Project, which supported the Big Hill Project Feasibility Study. In addition, on June 4, 2014, Crocodile Gold announced the results of the Big Hill Project Feasibility Study, and on May 27, 2014, Crocodile Gold completed and filed technical reports on the Fosterville Gold Mine and the Cosmo Gold Mine. Furthermore, in April 2014, Crocodile Gold released the Environmental Effects Statement for the Big Hill Project. The Big Hill Project is a significant part of the permitting process with the Victorian State Government (as described above).

On May 8, 2014, St Andrews announced that it had retired the entire US$7 million owing on its term credit facility with Scotia Bank and extended its US$10 million revolving credit facility for two years to mature on May 6, 2016.

On March 14, 2014, Crocodile Gold made a final payment of A$3,638,714 to Credit Suisse AG (“Credit Suisse”) in full settlement of the outstanding principal on the Credit Suisse Facility (as defined below). Crocodile Gold entered into a four year prepaid swap facility between affiliates of Crocodile Gold and Credit Suisse (the “Credit Suisse Facility”) on June 12, 2012, whereby Credit Suisse advanced A$75 million against the sale of future gold production.

On February 27, 2014, Crocodile Gold announced the completion of a private placement of 69,230,770 units (the “2014 Units”) at a price of C$0.26 per 2014 Unit for total gross proceeds of C$18 million. Each 2014 Unit consisted of one common share and one-quarter of one common share purchase warrant (each whole warrant being a “2014 Warrant”) of Crocodile Gold. Each 2014 Warrant entitled the holder thereof to purchase one common share of Crocodile Gold at a price of C$0.35 per common share for a period of 12 months following closing and at a price of C$0.40 per common share for a further 12-month period. The terms of the 2014 Warrants include standard anti-dilution provisions. The proceeds were largely applied to fund growth projects, including the Big Hill Project, and regional exploration programs, as well as for general working capital purposes. In connection with the private placement, a finder’s fee was paid to Brant Securities Ltd. and Sprott Private Wealth LP.

DESCRIPTION OF THE BUSINESS

Kirkland Lake Gold is a mid tier gold mining, development and exploration company with a diversified portfolio of assets located in the stable mining jurisdictions of Canada and Australia and a significant pipeline of high-quality development projects. The production profile of the Company is anchored by two high-grade, low-cost operations including the Macassa Mine Complex located in northeastern Ontario and the Fosterville Gold Mine located in the State of Victoria, Australia. In addition, the Company owns the Holt Mine, the Holloway Mine, the Hislop mine (the “Hislop Mine”) and the Taylor Mine which are situated along the Porcupine-Destor Fault Zone, in northeastern Ontario along with the Cosmo Gold Mine located in the Northern Territory, Australia and the Stawell Mine located in the State of Victoria, Australia. The Company is based on a strong foundation of quality gold production from its mines, and is targeting annual production between 500,000 and 525,000 ounces of gold in 2017. Kirkland Lake Gold is dedicated to the development of its resources and targeted exploration, while continuing to generate free cash flow and maintaining a large resource base. The Company also strives to enhance shareholder value through a disciplined approach to growth, which includes executing on a clearly defined gold asset consolidation strategy and by building gold reserves and resources while maintaining the high standards that the Kirkland Lake Gold core values represent.

Principal Markets

Since commencing production at its mining and milling facilities, the Company has received its revenue from, and it anticipates its markets will continue to be, the North American gold bullion markets.

Distribution Methods

The Company markets the gold bullion (in the form of doré) produced from its operation through direct sales to gold bullion industry participants, including multinational specialty chemical and precious metals company Asahi Holdings Inc., of Japan, Canadian Imperial Bank of Commerce, Hong Kong and Shanghai Banking Company Holdings plc (HSBC) Bank Canada and Auramet Trading LLC.

Purchasers

All of the Company’s gold sales are to arm’s length parties.

Production and Services

Mining methods used by the Company vary from long-hole, mechanized cut-and-fill mining to conventional cut-and-fill mining (both overhand and underhand), and other equally labour intensive mining methods.

Specialized Skill and Knowledge

Many aspects of the Company’s business require specialized skills and knowledge, including but not limited to areas of geology, mining, engineering, milling and production, mechanical, electrical, and pipefitting installation and repair. Personnel with the requisite skills and knowledge are readily available to the Company to meet its current needs in the current labour market, with the exception of skilled conventional miners. See “Risk Factors - Labour Difficulties”.

Competitive Conditions

The precious metal mineral exploration and mining business is competitive in all phases of exploration, development and production. Competition in the mineral exploration and production industry can be significant at times. The Company competes with a number of other companies that have resources significantly in excess of those of the Company, in the search for and the acquisition of attractive precious metal mineral properties, qualified service providers, labour, equipment and suppliers. The Company also competes with other mining companies for production from, mineral concessions, claims, leases and other interests, as well as for the recruitment and retention of qualified employees and consultants. The ability of the Company to acquire precious metal mineral properties in the future will depend on its ability to operate and develop its present properties and on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration in the future. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company. Factors beyond the control of the Company may affect the marketability of minerals mined or discovered by the Company. See “Risk Factors”.

Raw Materials (Components)

The Company uses critical components such as water, electrical power, diesel and propane in its business, all of which are readily available.

Business Cycle & Seasonality

The Company’s business is not cyclical or seasonal.

Economic Dependence

The Company’s business is not substantially dependent on any single commercial contract or group of contracts either from suppliers or contractors. However, the Company is increasingly more reliant on the battery supplier for its electric powered underground equipment.

Renegotiation or Termination of Contracts

It is not expected that the Company’s business will be materially affected in the current financial year by the renegotiation or termination of any contracts or sub-contracts.

Employees

As at December 31, 2016, the Company had approximately 1,776 employees and 474 contractors.

Foreign Operations

The Company’s mines and material mineral projects are located in Canada and Australia. Any changes in regulations or shifts in political attitudes in these jurisdictions, or other jurisdictions in which the Company has projects from time to time, are beyond the control of the Company and may adversely affect its business. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits. The effect of these factors cannot be accurately predicted. See “Risk Factors”.

Business Combination

As previously discussed, on November 30, 2016, Newmarket Gold and Old Kirkland Lake Gold completed a business combination pursuant to a plan of arrangement whereby Newmarket Gold and Old Kirkland Lake Gold combined to create a new mid tier gold company with gold assets in the stable mining jurisdictions of Canada and Australia. The production profile of the Company is anchored by two high-grade, low-cost operations including the Macassa Mine Complex located in northeastern Ontario and the Fosterville Gold Mine located in the State of Victoria, Australia. See “General Development of the Business – Three Year History – Financial Year ended December 31, 2016”.

Social and Environmental Policies

Protecting the environment and maintaining a social license with the communities where the Company operates is integral to the success of the Company. The Company’s approach to social and environmental policies is guided by both the legal guidelines in the jurisdictions in which the Company operates, as well as by a combination of Company-specific policies and standards with a commitment to best practice management.

The Company’s current production activities, as well as any future operation or development projects, are subject to environmental laws and regulations in the jurisdictions in which it operates. There are environmental laws in both Canada and Australia that apply to the Company’s operations, exploration, development projects and land holdings. These laws address such matters as protection of the natural environment, employee health and safety, waste disposal, remediation of environmental sites, reclamation, mine safety, control of toxic substances, air and water quality and emissions standards. See “Risk Factors”. Kirkland Lake Gold’s operating mine sites seek to adopt leading practice environmental programs to manage environmental matters and ensure compliance with local and international legislation.

The Company maintains and implements its Environmental Policy, which sets forth the following key commitments: (a) complying with corporate requirements, environmental legislation, licences and regulations; (b) developing and maintaining a comprehensive Environmental Management System; (c) integrating the high levels of environmental consideration by striving to employ the leading possible environmental management practices and fostering mutually beneficial environmental partnerships in all phases of operations; (d) conducting business in a manner that minimizes any potential environmental impacts; (e) instilling a mindset of primary environmental performance responsibility in each person involved in operations; (f) implementing and maintaining a culture where appropriate environmental, social, cultural and economic considerations are effectively integrated into planning and decision-making processes; (g) seeking to continually improve in the management and use of resources in an environmentally sustainable manner with respect to exploration, mining, processing, waste management and rehabilitation; (h) understanding and promoting eco-cultural and cross cultural awareness, and identifying and protecting sites of environmental or cultural significance wherever possible; (i) maintaining effective communication with landowners and other stakeholders who may be directly affected by the Company’s operations; and (j) providing for the reclamation and rehabilitation of areas affected by the Company’s operations, considering future end land use.

The Company has also developed a Social Responsibility Policy, which sets forth the following key commitments: (a) complying with, as a minimum standard, applicable legal requirements and commitments to which the Company subscribes; (b) acknowledging all cultural and other human rights relevant to the Company’s operations and ensuring that its workforce are provided with training to understand and respect these rights; (c) demonstrating commitment to Indigenous rights by acknowledging and respecting local cultural beliefs; (d) engaging stakeholders regarding their concerns with the development, operational and closure aspects of mineral projects; (e) communicating openly and honestly with all stakeholders in a timely manner; (f) integrating social considerations into aspects of the Company’s business decisions and activities, including exploration, project development, mine operation, mine expansion, acquisitions, divestments and mine closures, to avoid or mitigate adverse social impacts; (g) developing, implementing and maintaining corporate standards and procedures to mitigate the risk of misleading communication to communities and stakeholders; and (h) sharing economic benefit by maximizing local procurement and enterprise development, local employment, training and community development opportunities with local communities.

RISK FACTORS

The operations of the Company are subject to significant uncertainty due to the high-risk nature of its business, which is the acquisition, financing, exploration, development and operation of mining properties. The following risk factors could materially affect the Company’s financial condition and/or future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Price of Gold

The Company’s profitability and long-term viability depend, in large part, upon the market price of gold. Market price fluctuations of gold could adversely affect the profitability of the Company’s operations and lead to impairments and write downs of mineral properties. Metal prices fluctuate widely and are affected by numerous factors beyond the Company’s control, including: global and regional supply and demand for industrial products containing metals generally; changes in global or regional investment or consumption patterns; increased production due to new mine developments and improved mining and production methods; decreased production due to mine closures; interest rates and interest rate expectation; expectations with respect to the rate of inflation or deflation; currency rate fluctuations; availability and costs of metal substitutes; global or regional political or economic conditions; and sales by central banks, holders, speculators and other producers of metals in response to any of the above factors.

There can be no assurance that metal prices will remain at current levels or that such prices will improve. A decrease in the market prices could adversely affect the profitability of the Company’s existing mines and projects as well as its ability to finance the exploration and development of additional properties, which would have a material adverse effect on the Company’s results of operations, cash flows and financial position. A decline in metal prices may require the Company to write-down mineral reserve and mineral resource estimates, which could result in material write-downs of investments in mining properties. Further, if revenue from metal sales declines, the Company may experience liquidity difficulties. Its cash flow from mining operations may be insufficient to meet its operating needs, and as a result the Company could be forced to discontinue production and could lose its interest in, or be forced to sell, some or all of its properties.

In addition to adversely affecting mineral reserve and mineral resource estimates and the Company’s results of operations, cash flows and financial position, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays and/or may interrupt operations until the reassessment can be completed, which may have a material adverse effect on the Company’s results of operations, cash flows and financial position.

Exploration, Development and Operating Risks

Mining operations are inherently dangerous and generally involve a high degree of risk. Kirkland Lake Gold’s operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of precious and base metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or loss of life and damage to tailings dams, property, and environmental damage, all of which may result in possible legal liability. Although the Company expects that adequate precautions to minimize risk will be taken, mining operations are subject to hazards such as fire, rock falls, geomechanical issues, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability. The occurrence of any of these events could result in a prolonged interruption of the Company’s operations that would have a material adverse effect on its business, financial condition, results of operations and prospects. Further, the Company may be subject to liability or sustain losses in relation to certain risks and hazards against it cannot insure or for which it may elect not to insure. The occurrence of operational risks and/or a shortfall or lack of insurance coverage could have a material adverse impact on our future cash flows, earnings, results of operations and financial condition.

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Kirkland Lake Gold will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices that are highly cyclical, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Kirkland Lake Gold not receiving an adequate return on invested capital. There is no certainty that the expenditures made towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore.

Development projects have no operating history upon which to base estimates of future capital and operating costs. For development projects, resource estimates and estimates of operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies, which derive estimates of capital and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, ground conditions, the configuration of the ore body, expected recovery rates of minerals from ore, estimated operating costs, and other factors. As a result, actual production, cash operating costs and economic returns could differ significantly from those estimated. It is not unusual for new mining operations to experience problems during the start-up phase, and delays in the commencement of production can often occur.

Mineral exploration is highly speculative in nature. There can be no assurance that exploration efforts will be successful. Even when mineralization is discovered, it may take several years until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable mineral reserves through drilling. Because of these uncertainties, no assurance can be given that exploration programs will result in the establishment or expansion of mineral resources or mineral reserves.

Health, Safety and Environmental Risks and Hazards

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities due to accidents that could result in serious injury or death and/or material damage to the environment and Company assets. The impact of such accidents could affect the profitability of the operations, cause an interruption to operations, lead to a loss of licenses, affect the reputation of the Company and its ability to obtain further licenses, damage community relations and reduce the perceived appeal of the Company as an employer. Personnel involved in the Company’s operations are subject to many inherent risks, including but not limited to, rock bursts, cave-ins, flooding, fall of ground, electricity, slips and falls and moving equipment that could result in occupational illness, health issues and personal injuries. The Company strives to manage all such risks in compliance with local and international standards. The Company has implemented various health and safety measures designed to mitigate such risks, including the implementation of improved risk identification and reporting systems across the Company, effective management systems to identify and minimize health and safety risks, health and safety training and the promotion of enhanced employee commitment and accountability, including a fitness for work program which focuses on fatigue, stress, and alcohol and drug abuse. Such precautions, however, may not be sufficient to eliminate health and safety risks and employees, contractors and others may not adhere to the occupational health and safety programs that are in place. Any such occupational health and personal safety issues may adversely affect the business of the Company and its future operations.

All phases of the Company’s operations are also subject to environmental and safety regulations in the jurisdictions in which it operates. These regulations mandate, among other things, water and air quality standards, noise, surface disturbance, the impact on flora and fauna and land reclamation, and regulate the generation, transportation, storage and disposal of hazardous waste. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that the Company has been or will at all times be in full compliance with all environmental laws and regulations or hold, and be in full compliance with, all required environmental, health and safety permits. In addition, no assurances can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and operations. The potential costs and delays associated with compliance with such laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a project, and any non-compliance therewith may adversely affect the Company’s business, financial condition and results of operations. Environmental hazards may also exist on the properties on which the Company holds interests that are unknown to the Company at present and that have been caused by previous or existing owners or operators of the properties.

Government environmental approvals and permits are currently, or may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The costs associated with such instances and liabilities could be significant. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduced levels of production at producing properties or require abandonment or delays in development of its mining properties. Parties engaged in mining operations, including the Company, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. The Company may also be held financially responsible for remediation of contamination at current or former sites, or at third party sites. The Company could also be held responsible for exposure to hazardous substances.

In the context of environmental permits, including the approval of reclamation plans, Kirkland Lake Gold must comply with standards, laws and regulations that may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the regulatory authority. The reclamation liability on any of Kirkland Lake Gold’s properties will be calculated based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its exploration or operating mine sites. The Company may incur costs associated with reclamation activities, which may materially exceed the provisions established by the Company for the activities. In addition, possible additional future regulatory requirements may require additional reclamation requirements creating uncertainties related to future reclamation costs. Should the Company be unable to post required financial assurance related to an environmental remediation obligation, the Company might be prohibited from starting planned operations or required to suspend existing operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect.

Foreign Operations and Political Risk

Kirkland Lake Gold conducts mining, development and exploration and other activities in Canada and Australia. Inherent risks with conducting foreign operations include, but are not limited to: renegotiation, cancellation or forced modification of existing contracts; expropriation or nationalization of property; changes in laws or policies or increasing legal and regulatory requirements of particular countries including those relating to taxation, royalties, imports, exports, duties, currency, or other claims by government entities, including retroactive claims and/or changes in the administration of laws, policies and practices; uncertain political and economic environments; war, terrorism, sabotage and civil disturbances; delays in obtaining or the inability to obtain or maintain necessary governmental permits or to operate in accordance with such permits or regulatory requirements; currency fluctuations; import and export regulations, including restrictions on the export of gold or other minerals; limitations on the repatriation of earnings; and increased financing costs.

These risks may limit or disrupt operating mines or projects, restrict the movement of funds, cause the Company to have to expend more funds than previously expected or required, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect the Company’s financial position or results of operations.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

To extend the lives of its mines and projects, ensure the continued operation of the business and realize its growth strategy, it is essential that the Company continues to realize its existing identified mineral reserves, convert mineral resources into mineral reserves, increase its mineral resource base by adding new mineral resources from areas of identified mineralized potential, and/or undertake successful exploration or acquire new mineral resources.

The figures for mineral reserves and mineral resources contained in this Annual Information Form are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves will be mined or processed profitably. Actual mineral reserves may not conform to geological, metallurgical or other expectations, and the volume and grade of ore recovered may differ from estimated levels. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Lower market prices, increased production costs, reduced recovery rates and other factors may result in a revision of its mineral reserve estimates from time to time or may render the Company’s mineral reserves uneconomic to exploit. Mineral reserve data is not indicative of future results of operations. If the Company’s actual mineral reserves and mineral resources are less than current estimates or if the Company fails to develop its mineral resource base through the realization of identified mineralized potential, its results of operations or financial condition may be materially and adversely affected. Evaluation of mineral reserves and mineral resources occurs from time to time and estimates may change depending on further geological interpretation, drilling results and metal prices, which could have a negative effect on the Company’s operations. The category of inferred mineral resource is often the least reliable mineral resource category and is subject to the most variability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven mineral reserves and probable mineral reserves as a result of continued exploration. The Company regularly evaluates its mineral resources and it often determines the merits of increasing the reliability of its overall mineral resources.

Replacement of Depleted Mineral Reserves

Given that mines have limited lives based on proven and probable mineral reserves, the Company must continually replace and expand its mineral resources and mineral reserves at its gold mines and discover, develop, or acquire mineral reserves for production. The Company’s ability to maintain or increase its annual production of gold will depend in significant part on its ability to bring new mines into production and to expand mineral reserves or extend the life of existing mines.

Uncertainty Relating to Mineral Resources

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty which may be attached to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to measured or indicated mineral resources as a result of continued exploration.

Production Estimates

Kirkland Lake Gold has prepared estimates of future gold production for its existing and future mines. The Company cannot give any assurance that such estimates will be achieved. Failure to achieve production estimates could have an adverse impact on the Company’s future cash flows, profitability, results of operations and financial conditions. The realization of production estimates are dependent on, among other things, the accuracy of mineral reserve and resource estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions (including hydrology), the physical characteristics of ores, the presence or absence of particular metallurgical characteristics, and the accuracy of the estimated rates and costs of mining, ore haulage and processing. Actual production may vary from estimates for a variety of reasons, including the actual ore mined varying from estimates of grade or tonnage; dilution and metallurgical and other characteristics (whether based on representative samples of ore or not); short-term operating factors such as the need for sequential development of ore bodies and the processing of new or adjacent ore stopes from those planned; mine failures or slope failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for mining operations, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; plant and equipment failure; the inability to process certain types of ores; labour shortages or strikes; and restrictions or regulations imposed by government agencies or other changes in the regulatory environment. Such occurrences could also result in damage to mineral properties or mines, interruptions in production, injury or death to persons, damage to property of Kirkland Lake Gold or others, monetary losses and legal liabilities in addition to adversely affecting mineral production. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing Kirkland Lake Gold to cease production.

Cost Estimates

Capital and operating cost estimates made in respect of Kirkland Lake Gold’s mines and development projects may not prove accurate. Capital and operating cost estimates are based on the interpretation of geological data, feasibility studies, anticipated climatic conditions, market conditions for required products and services, and other factors and assumptions regarding foreign exchange currency rates. Any of the following events could affect the ultimate accuracy of such estimate: unanticipated changes in grade and tonnage of ore to be mined and processed; incorrect data on which engineering assumptions are made; delay in construction schedules, unanticipated transportation costs; the accuracy of major equipment and construction cost estimates; labour negotiations; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas on exportation of minerals); and title claims.

Changes in the Company’s production costs could have a major impact on its profitability. Its main production expenses are personnel and contractor costs, materials, and energy. Changes in costs of the Company’s mining and processing operations could occur as a result of unforeseen events, including international and local economic and political events, a change in commodity prices, increased costs (including oil, steel and diesel) and scarcity of labour, and could result in changes in profitability or mineral reserve estimates. Many of these factors may be beyond the Company’s control.

The Company prepares estimates of future cash costs and capital costs for its operations and projects. There is no assurance that actual costs will not exceed such estimates. Exceeding cost estimates could have an adverse impact on the Company’s future results of operations or financial condition.

Obligations as a Public Company

The Company’s business is subject to evolving corporate governance and public disclosure regulations that may from time to time increase both the Company’s compliance costs and the risk of non-compliance, which could adversely impact the price of the Common Shares.

The Company is subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including, but not limited to, the Canadian Securities Administrators, the TSX, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity creating many new requirements. For example, the Government of Canada proclaimed into force the Extractive Sector Transparency Measures Act on June 1, 2015, which mandates the public disclosure of payments made by mining companies to all levels of domestic and foreign governments starting in 2017 for the year ended December 31, 2016. The Company’s efforts to comply with such legislation could result in increased general and administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Government Regulation

The Company’s business, mining operations and exploration and development activities are subject to extensive federal, state, territorial and local laws and regulations governing exploration, development, production, exports, taxes, labour standards, waste disposal, protection of the environment, reclamation, historic and cultural resource preservation, mine safety and occupational health, control of toxic substances, reporting and other matters. Although the Company believes that its exploration activities are currently carried out in accordance with all applicable rules and regulations, new rules and regulations may be enacted and existing rules and regulations may be applied in a manner that could limit or curtail production or development of the Company’s properties. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition and results of operations. See also “– Foreign Operations and Political Risk”.

Acquisitions and Integration

From time to time, the Company examines opportunities to acquire additional mining assets and businesses. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or exchange ratio; a material ore body may prove to be below expectations; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that the Company chooses to raise debt capital to finance any such acquisition, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may experience dilution. Alternatively, the Company may choose to finance any such acquisition with its existing resources. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Business Combination between Newmarket Gold and Old Kirkland Lake

While the Company anticipates that the Arrangement between Newmarket Gold and Old Kirkland Lake Gold will strengthen the position of the Company and create opportunities to realize certain benefits, there can be no assurance that the anticipated benefits of the business combination will materialize. Achieving the anticipated benefits of the Arrangement depends on a number of factors, some of which will not be in the Company’s control. It is possible that both known and unknown risks and uncertainties will arise and become material to such an extent that some or all of the anticipated benefits of the Arrangement may never materialize.

Australian Foreign Investment Law

Pursuant to Australian law, a person acquiring control or direction, directly or indirectly, of 15% or more of the securities of the Company may be required to obtain prior approval from the Australian Foreign Investment Review Board. An investor who fails to obtain such approval may be subject to fines or may be forced to dispose of a portion of the investment. Investors should consult their own legal advisors prior to making any investment in securities of the Company.

Additional Capital

The exploration and development of the Company’s properties, including continuing exploration and development projects, and the construction of mining facilities and commencement of mining operations, may require substantial additional financing. Failure to obtain sufficient financing will result in a delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties or even a loss of a property interest. Additional financing may not be available when needed or if available, the terms of such financing might not be favourable to the Company and might involve substantial dilution to existing shareholders. Failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition and results of operations.

Market Price of Securities

The Common Shares and Debentures are listed on the TSX. Securities markets have had a high level of price and volume volatility, and the market price of securities of many resource companies have experienced wide fluctuations in price that have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of Kirkland Lake Gold include macroeconomic developments locally and globally and market perceptions of the attractiveness of particular industries. There can be no assurance that continued fluctuations in mineral prices will not occur.

As a result of any of these factors, the market price of the securities of the Company at any given point in time may not accurately reflect the Company’s long-term value. In response to periods of volatility in the market price of a company’s securities, shareholders may institute class action securities litigation. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of Kirkland Lake Gold.

Liquidity Risk

The Company has in the past and may in the future seek to acquire additional funding by the sale of Common Shares, the sale of assets or through the assumption of additional debt. Movements in the price of the Common Shares have been volatile in the past and may be volatile in the future. Furthermore, since approximately 9.5% of the Common Shares are held by Eric Sprott, the Chairman of the Board, the liquidity of the Company’s securities may be negatively impacted.

Community Relations

The Company’s relationships with the communities in which it operates and other stakeholders are critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Publicity adverse to the Company, its operations or extractive industries generally, could have an adverse effect on the Company and may impact relationships with the communities in which Kirkland Lake Gold operates and other stakeholders. While the Company is committed to operating in a socially responsible manner, there can be no assurance that its efforts in this respect will mitigate this potential risk.

First Nations and Aboriginal Heritage

First Nations title claims and Aboriginal heritage issues may affect the ability of the Company to pursue exploration, development and mining on its properties. The resolution of First Nations and Aboriginal heritage issues is an integral part of exploration and mining operations in Canada and Australia and the Company is committed to managing any issues that may arise effectively. However, in view of the inherent legal and factual uncertainties relating to such issues, no assurance can be given that material adverse consequences will not arise.

Construction and Development of New Mines

The success of construction projects and the development of new mines by the Company is subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities, the conduct of mining operations (including environmental permits), and the successful completion and operation of ore passes, among other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements of new mines could delay or prevent the construction and start-up of new mines as planned. There can be no assurance that current or future construction and start-up plans implemented by the Company will be successful, that the Company will be able to obtain sufficient funds to finance construction and start-up activities, that personnel and equipment will be available in a timely manner or on reasonable terms to successfully complete construction projects, that the Company will be able to obtain all necessary governmental approvals and permits or that the construction, start-up and ongoing operating costs associated with the development of new mines will not be significantly higher than anticipated by the Company. Any of the foregoing factors could adversely impact the operations and financial condition of the Company.

Some of the Company’s projects have no operating history upon which to base estimates of future cash flow. The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. Thus, it is possible that actual costs may change significantly and economic returns may differ materially from the Company’s estimates.

Commercial viability of a new mine or development project is predicated on many factors. Mineral reserves and mineral resources projected by feasibility studies and technical assessments performed on the projects may not be realized, and the level of future metal prices needed to ensure commercial viability may not materialize. Consequently, there is a risk that start-up of new mine and development projects may be subject to write-down and/or closure as they may not be commercially viable.

Availability and Costs of Infrastructure, Energy and Other Commodities

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants that affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Kirkland Lake Gold’s operations, financial condition and results of operations.

The profitability of the Company’s operations will be dependent upon the cost and availability of commodities which are consumed or otherwise used in connection with the Company’s operations and projects, including, but not limited to, diesel, fuel, natural gas, electricity, steel and concrete. Commodity prices fluctuate widely and are affected by numerous factors beyond the control of the Company. If there is a significant and sustained increase in the cost of certain commodities, the Company may decide that it is not economically feasible to continue all of the Company’s commercial production and development activities and this could have an adverse effect on profitability. Higher worldwide demand for critical resources like input commodities, drilling equipment, mobile mining equipment, tires and skilled labour could affect the Company’s ability to acquire them and lead to delays in delivery and unanticipated cost increases, which could have an effect on the Company’s operating costs, capital expenditures and production schedules.

Further, the Company relies on certain key third-party suppliers and contractors for services, equipment, raw materials used in, and the provision of services necessary for, the development, construction and continuing operation of its assets. As a result, the Company’s activities at its mine sites are subject to a number of risks, some of which are outside its control, including negotiating agreements with suppliers and contractors on acceptable terms, the inability to replace a supplier or a contractor and its equipment, raw materials or services in the event that either party terminates the agreement, interruption of operations or increased costs in the event that a supplier or contractor ceases its business due to insolvency or other unforeseen event and failure of a supplier or contractor to perform under its agreement with the Company. The occurrences of one or more of these events could have a material effect on the business, results of operations and financial condition of the Company.

Nature and Climatic Conditions

The Company and the mining industry are facing continued geotechnical challenges, which could adversely impact the Company’s production and profitability. Unanticipated adverse geotechnical and hydrological conditions, such as landslides, droughts, pit wall failures and rock fragility may occur in the future and such events may not be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of the Company’s control, such as severe weather and considerable rainfall, which may lead to periodic floods, mudslides, wall instability and seismic activity, which may result in slippage of material.

Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could cause one or more of the Company’s projects to be less profitable than currently anticipated and could result in a material adverse effect on the Company’s results of operations and financial position.

Kirkland Lake Gold has properties located in the Northern Territory, Australia. Typically, the Northern Territory’s tropical wet season is from the end of November to the end of March. During the wet season, the properties may be subject to unpredictable weather conditions such as cyclones, heavy rains, strong winds and flash flooding. Kirkland Lake Gold has undertaken several steps to minimize the effects of the wet season on its operations including sealing roads, accommodating the build-up of mined inventory and planning exploration and mining activities around the wet season. Nonetheless, no assurance can be given that the unpredictable weather conditions will not adversely affect mining and exploration activities. In particular, mining, drilling and exploration activities may be suspended due to poor ground conditions, ore haulage activities may be slowed or delayed as roads may be temporarily flooded, and deposits where the host rock is clayish in nature may have to be mined or processed at slower than anticipated rates and/or mixed with lower grade stockpile ore.

Information Technology

The Company is reliant on the continuous and uninterrupted operations of its information technology (“IT”) systems. User access and security of all IT systems are critical elements to the operations of the Company. The Company’s operations depend, in part, on how well the Company and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any IT failure pertaining to availability, access or system security could result in disruption for personnel and could adversely affect the reputation, operations or financial performance of the Company.

The Company’s IT systems could be compromised by unauthorized parties attempting to extract business sensitive, confidential or personal information, corrupting information or disrupting business processes or by inadvertent or intentional actions by the Company’s employees or vendors. A cyber security incident resulting in a security breach or failure to identify a security threat, could disrupt business and could result in the loss of business sensitive, confidential or personal information or other assets, as well as litigation, regulatory enforcement, violation of privacy and security laws and regulations and remediation costs.

Although to date the Company has not experienced any material losses relating to cyber attacks or other information security breaches, there can be no assurance that it will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Permitting

The Company’s operations are subject to receiving and maintaining permits from appropriate governmental authorities. There is no assurance that delays will not occur in connection with obtaining all necessary renewals of permits for the Company’s existing operations, additional permits for any possible future changes to operations, or additional permits associated with new legislation. Prior to any development on any of its properties, the Company must receive permits from appropriate governmental authorities. There can be no assurance that the Company will continue to hold all permits necessary to develop or continue operating at any particular property. Any of these factors could have a material adverse effect on the Company’s results of operations and financial position.

Insurance and Uninsured Risks

Kirkland Lake Gold’s business is subject to a number of risks and hazards generally, including: adverse environmental conditions; industrial accidents; labour disputes; unusual or unexpected geological conditions; ground or slope failures; cave-ins; changes in the regulatory environment; and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Kirkland Lake Gold’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

The businesses and properties of Kirkland Lake Gold are insured against loss or damage, subject to a number of limitations and qualifications. Such insurance will not cover all the potential risks associated with a mining company’s operations. Kirkland Lake Gold may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Kirkland Lake Gold or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards that it may not be insured against or that Kirkland Lake Gold may elect not to insure against because of premium costs or other reasons. The Company may suffer a material adverse effect on its business, results of operations, cash flows and financial position if it incurs a material loss related to any significant event that is not covered, or adequately covered, by its insurance policies.

Competition

The mining industry is intensely competitive in all of its phases and Kirkland Lake Gold competes with many companies possessing greater financial and technical resources than itself. Competition in the precious metals mining industry is primarily for mineral rich properties that can be developed and produced economically; the technical expertise to find, develop, and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but also conduct refining and marketing operations on a global basis. Such competition may result in Kirkland Lake Gold being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. Existing or future competition in the mining industry could materially adversely affect Kirkland Lake Gold’s prospects for mineral exploration and success in the future.

Currency Fluctuations

Currency fluctuations may affect the Company’s capital costs and the costs that the Company incurs at its operations. Gold is sold throughout the world based principally on a United States dollar price, but most of the Company’s operating and capital expenses are incurred in Australian dollars and Canadian dollars. The appreciation of these currencies against the United States dollar would increase the costs of gold production at such mining operations, which could materially and adversely affect Kirkland Lake Gold’s profitability, results of operations and financial position.

Tax Matters

The Company’s taxes are affected by a number of factors, some of which are outside of its control, including the application and interpretation of the relevant tax laws and treaties. If the Company’s filing position, application of tax incentives or similar “holidays” or benefits were to be challenged for any reason, this could have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company is subject to routine tax audits by various tax authorities. Tax audits may result in additional tax, interest payments and penalties which would negatively affect the Company’s financial condition and operating results. New laws and regulations or changes in tax rules and regulations or the interpretation of tax laws by the courts or the tax authorities may also have a substantial negative impact on the Company’s business. There is no assurance that the Company’s current financial condition will not be materially adversely affected in the future due to such changes.

Foreign Mining Tax Regimes

Mining tax regimes in foreign jurisdictions are subject to differing interpretations and are subject to constant change. The Company’s interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities. As a result, transactions may be challenged by tax authorities and the Company’s operations may be assessed, which could result in significant additional taxes, penalties and interest. In addition, proposed changes to mining tax regimes in foreign jurisdictions could result in significant additional taxes payable by the Company, which would have a negative impact on the financial results of Kirkland Lake Gold.

Litigation

All industries, including the mining industry, are subject to legal claims, with and without merit. Legal proceedings may arise from time to time in the course of the Company’s business. Such litigation may be brought in the future against Kirkland Lake Gold or one or more of its Subsidiaries or the Company or one or more of its Subsidiaries may be subject to another form of litigation. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. As of the date hereof, no material claims have been brought against the Company, nor has the Company received an indication that any material claims are forthcoming. However, due to the inherent uncertainty of the litigation process, should a material claim be brought against the Company, the process of defending such claims could take away from the time and effort management of the Company would otherwise devote to its business operations and the resolution of any particular legal proceeding to which the Company or one or more of its Subsidiaries may become subject could have a material adverse effect on the Company’s financial position and results of operations.

Title to the Company’s Mining Claims and Leases

The acquisition and maintenance of title to mineral properties is a very detailed and time-consuming process. While the Company has carried out reviews of title to its mining claims and leases, this should not be construed as a guarantee that title to such interests will not be challenged or impugned. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure mine tenure may be severely constrained. Third parties may have valid claims underlying portions of the Company’s interests, including prior unregistered liens, agreements, royalty transfers or claims, including native land claims, other encumbrances and title may be affected by, among other things, undetected defects. The Company has had difficulty in registering ownership of certain titles in its own name due to the demise of the original vendors of such titles when owned by the Company’s predecessors-in-title. If these challenges are successful, this could have an adverse effect on the development of the Company’s properties as well as its results of operations, cash flows and financial position. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Dependence on Outside Parties

Kirkland Lake Gold has relied upon consultants, engineers, contractors and other parties and intends to rely on these parties for exploration, development, construction and operating expertise. Substantial expenditures are required to construct mines, to establish mineral reserves through drilling, to carry out environmental and social impact assessments, to develop metallurgical processes to extract metal from ore and, in the case of new properties, to develop the exploration and plant infrastructure at any particular site. Deficient or negligent work or work not completed in a timely manner could have a material adverse effect on Kirkland Lake Gold.

Dependence on Key Management Personnel

The Company is dependent upon a number of key management personnel. The Company’s ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals. As the Company’s business grows, it will require additional key financial, administrative, mining, marketing and public relations personnel as well as additional staff for operations. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The loss of the services of one or more key employees or the failure to attract and retain new personnel could have a material adverse effect on the Company’s ability to manage and expand the Company’s business.

Labour and Employment Matters

Production at the Company’s mining operations is dependent upon the efforts of its employees and the Company’s operations would be adversely affected if it fails to maintain satisfactory labour relations. Factors such as work slowdowns or stoppages caused by the attempted unionization of operations and difficulties in recruiting qualified miners and hiring and training new miners could materially adversely affect the Company’s business. This would have a negative effect on the Company’s business and results of operations; which might result in the Company not meeting its business objectives

In addition, relations between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in whose jurisdictions the Company carries on business. Changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company’s workforce is not unionized and currently has sufficient skilled miners to carry on operations. There are currently no material labour shortages with the Company operating near its budgeted manning levels. See “Employees”.

Conflicts of Interest

Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict. The Company expects that any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders, but there can be no assurance in this regard. In addition, each of the Company’s directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest or which are governed by the procedures set forth in the OBCA and any other applicable law. In the event that the Company’s directors and officers are subject to conflicts of interest, there may be a material adverse effect on its business.

SUMMARY OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Set forth below are the mineral resource and mineral reserve estimates for the Company’s material mineral properties for the year ended December 31, 2016. Such estimates were based on the following reports:

1.

Report on the Mineral Resources and Mineral Reserves of the Macassa Gold Mine Complex, Kirkland Lake, Ontario, Canada dated March 30, 2017 and effective December 31, 2016, prepared by Pierre Rocque, P. Eng. and Douglas Cater, P. Geo, each of whom is a “qualified person” pursuant to NI 43-101 (the “Macassa Technical Report”).

2.

Report on the Mineral Resources and Mineral Reserves of the Fosterville Gold Mine, Victoria, Australia, dated March 30, 2017 and effective December 31, 2016 and prepared by Troy Fuller, MAIG, and Ion Hann, FAusIMM, each of whom is a “qualified person” pursuant to NI 43-101 (the “Fosterville Technical Report”).

3.

Report on the Mineral Resources and Mineral Reserves of the Taylor Gold mine, Matheson, Ontario dated March 30, 2017 and effective December 31, 2016 and prepared by Pierre Rocque, P. Eng. and Douglas Cater, P. Geo., each of whom is a “qualified person” pursuant to NI 43-101 (the “Taylor Technical Report”).

Mineral resource and mineral reserve estimates are prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves (2014), as amended. The reported mineral resources are exclusive of the mineral reserves for the Canadian assets and inclusive of mineral reserves for the Australian assets.

MATERIAL PROPERTIES

For the purposes of this Annual Information Form, Kirkland Lake Gold has identified its Macassa Mine, the Fosterville Gold Mine, and the Taylor Gold Mine as material properties. The following is a description of Kirkland Lake Gold’s material properties.

The Macassa Gold Mine

The below summary is a direct extract and reproduction of the summary contained in the Macassa Technical Report, without material modification or revision and all defined terms used in the summary shall have the meanings ascribed to them in the Macassa Technical Report. The below summary is subject to all the assumptions, qualifications and procedures set out in the Macassa Technical Report. The Macassa Technical Report was prepared in accordance with NI 43-101. For full technical details of the report, reference should be made to the complete text of the Macassa Technical Report, which has been filed with the applicable regulatory authorities and is available under the Company’s SEDAR profile at www.sedar.com. The Macassa Technical Report is incorporated by reference in this Annual Information Form and the summary set forth below is qualified in its entirety with reference to the full text of the Macassa Technical Report. The authors of the Macassa Technical Report have reviewed and approved the scientific and technical disclosure contained in this Annual Information Form related to the Macassa Gold Mine.

***********************************

EXECUTIVE SUMMARY

The Macassa Technical Report has been prepared for Kirkland Lake Gold Ltd., the beneficial owner of the Macassa Gold Mine. This document provides the Mineral Resource and Mineral Reserve estimates for the Macassa Gold Mine that have resulted from ongoing exploration and resource definition drilling and as a result of ongoing mine design and evaluation during the period from December 31, 2015 to December 31, 2016.

The Macassa Mine is located in the Municipality of Kirkland Lake, Teck Township, District of Timiskaming, Ontario, Canada, at approximately 48°10’ N Latitude and 80°2’ W Longitude, approximately 600 km north of Toronto.

The Macassa Mine went through numerous owners since it started in 1933. Operations were suspended in 1999 due to depressed gold price and the mine was flooded in 2000. Underground mining restarted in 2002. The property consists of 253 mining claims in the Teck and Lebel Townships that covers 4,035 hectares (186 patented claims, 11 crown leases and 56 staked claims).

The Kirkland Lake mining camp is located in the west portion of the Archean Abitibi greenstone belt of the Abitibi Sub-province that forms part of the Superior Province in the Precambrian Shield.

The Macassa deposit is hosted within the Timiskaming Group of rocks, which is approximately 3.2 km and stretches from Kenogami Lake to the Quebec border. Host rocks are predominantly conglomerates and sandstones, trachytic lava flows and pyroclastic tuffs trending N65°E and dipping steeply to the south at Kirkland Lake. Gold mineralization occurs preferentially in the syenites. The Kirkland Lake-Larder Lake Break, and its associated splay faults and fracture system, form a complex, major structural feature that can be traced from Matachewan (west of Kirkland Lake) to Louvicourt (Quebec). It passes through, or near, current and historical mining areas, such as: Larder Lake, Rouyn-Noranda, Cadillac, Malartic, Val d’Or and Louvicourt.

The Macassa Mine is hosted in a fault system located north of the main Kirkland Lake-Larder Lake Break, as individual fracture fill quartz veins from several centimetres to a few metres. Historical workings at Macassa indicated that gold was often associated with 1% to 3% pyrite and, sometimes, molybdenite or tellurides. Silver is both amalgamated with the gold and in tellurides. Pyrite and silicification does not always guarantee the presence of gold, but higher grade ore is almost always accompanied by increased percentages of pyrite and silica.

The South Mine Complex Zone, (“SMC”) located to the south of the Main Break and the ’04 Break, reveals a different style of mineralization that includes wide sulphide systems instead of quartz vein mineralization. Tellurides appear to be more prevalent in the SMC (e.g. Calaverite).

KLG’s exploration program will be directed at expanding the potential of the SMC zones along strike (to the eastern boundary of the Property) and dip, and continue to explore the Amalgamated Break Trend through surface exploration.

Access to the mining areas is by #3 Shaft and various lateral development headings within the ’04 Break, Main Break and SMC zones. Main mining method includes longhole stoping, mechanized overhand cut and fill, and underhand cut and fill. Various materials are available for backfilling stopes: waste rock, cemented rock fill and paste fill. Ore (and some waste) is hoisted to surface via #3 Shaft, which has an average capacity of 2,200 tpd.

After crushing and grinding (95% passing 44 microns), the ore is processed by conventional cyanide leaching with a carbon-in-pulp recovery system. The mill capacity is 2,000 tpd and average recovery is approximately 97%.

The updated mineral resources and mineral reserves estimates as of December 31, 2016, are presented in Summary Table 1 and Summary Table 2, respectively.

Summary Table 1: Mineral resources at Macassa Mine (as of Dec 31, 2016).

	Measured Resources			Indicated Resources			Measured + Indicated			Inferred Resources
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)

04 Break	871	16.2	453	766	18.0	442	1,640	16.7	895	327	17.5	183

SMC	27	18.2	16	294	24.2	229	321	3.9	245	850	23.9	654

Other	9	18.3	5	510	10.9	178	519	4.7	183	248	11.1	88

Totals	907	16.2	474	1,570	16.8	849	2,480	16.6	1,320	1,420	20.2	924

Notes

1.	CIM definitions (2014) were followed in the estimation of mineral resources.
2.	Mineral resources are reported exclusive of mineral reserves.
3.	Mineral resource estimates were prepared under the supervision of D. Cater, P. Geo., the Vice President, Exploration, Canadian Operations of the Company.
4.	Mineral resources were estimated at a block cut-off grade of 8.57 g/t Au or 0.25 opt.
5.	Mineral resources are estimated using a gold price of US$1,200/oz (C$1,500/oz).
6.	A minimum mining width of 1.83m or 6’ Horizontal Mining Width (“HMW” used on the ’04 Break) or 2.74m or 9’ Vertical Mining Height (“VMH” used on the SMC shallow dipping veins) was applied.
7.	A bulk density of 2.74 t/m³ or 11.7 cu. ft. was used.
8.	Totals may not add exactly due to rounding.

Summary Table 2: Mineral reserves at Macassa Mine (as of Dec 31, 2016).

Notes

1.	CIM definitions (2014) were followed in the estimation of mineral reserves.
2.	Cut-off grades were calculated for each stope, unless noted otherwise.
3.	Mineral reserves were estimated using a long-term gold price of US$1,200/oz (CDN$1,500/oz).
4.	Mineral reserves estimates were prepared under the supervision of P. Rocque, P. Eng., the Vice President, Technical Services of the Company.
5.	Totals may not add exactly due to rounding.

Production activities at the Macassa Mine started in 1933. After a brief shutdown due to low gold prices in the early 2000’s, the mine re-opened and continued to produce gold from high grade ore.

The recent business transaction between Kirkland Lake Gold Inc. and Newmarket Gold Inc. provided additional opportunities to further develop the Property supported by an increased in capital expenditures. In the current gold price environment, the operation is expected to generate significant free cash flows that will benefit KLG’s shareholders.

Main opportunities at the Macassa Mine are as follows:

•

SMC mineralization remains open to the east, west and at depth. Diamond drilling continues to return high grade mineralization. That said, the 5300 Level exploration drift east with associated drill bays must be considered a high priority development heading at the mine.

•

In 2017, the operation will transition from modified polygonal mineral resource estimates to block modelling. This will optimize grade interpolation, determination of high grade capping levels, and aid with mine/mill reconciliation process.

•	Improvements in the material handling process could result in favourable impact on the mine operating costs.

•	Upgrade of the ventilation system will have a favourable impact on the work environment temperature.

Main risks that could be present at the operation are as follows:

•	Future exploration programs are unable to keep pace with mining that in turn results in mineral resources and mineral reserves being depleted;

•	Increased costs for skilled labour, power, fuel, reagents, trucking, etc. could lead to an increase the cut-off grade and decrease the level of mineral resources and mineral reserves;

•	Mechanical breakdown of critical equipment (hoist, conveyance, mill, etc.) or infrastructure that could decrease or halt the production throughput at the mine;

•

Production throughput relies on completing development activities as per the mining plan schedule. If lower development productivity than budgeted are encountered, this will likely affect the production profile of the current mining plan.

The following recommendations are provided:

•

2017 will be a transformational year at Macassa as the Company changes the mineral resource calculation method from modified polygonal to block modelling. This change is anticipated to result in more efficient resource updates, facilitate grade reconciliation studies and will provide benefits to the LOM planning.

•

Exploration Drilling will continue to test for the easterly strike extension of the SMC mineralization to the east employing a combination of deep scout level drilling from surface, with follow-up underground drill testing from the 5300 Level east.

•

Complete technical studies to increase the airflow and reduce the work environment temperature and humidity. Some study work can be completed internally; Otherwise, approximately $50,000 was budgeted to complete technical work.

•	Technical work should be undertaken to assess infrastructure requirements for the continuous mining of the Macassa deposit.

In the opinion of the Qualified Persons, the mineral resources and mineral reserves estimates truly reflect the mineralization that is currently known and were completed in accordance with the requirements of NI 43-101.

***********************************

The Fosterville Gold Mine

The below summary is a direct extract and reproduction of the summary contained in the Fosterville Technical Report, without material modification or revision and all defined terms used in the summary shall have the meanings ascribed to them in the Fosterville Technical Report. The below summary is subject to all the assumptions, qualifications and procedures set out in the Fosterville Technical Report. The Fosterville Technical Report was prepared in accordance with NI 43-101. For full technical details of the report, reference should be made to the complete text of the Fosterville Technical Report, which has been filed with the applicable regulatory authorities and is available under the Company’s SEDAR profile at www.sedar.com. The Fosterville Technical Report is incorporated by reference in this Annual Information Form and the summary set forth below is qualified in its entirety with reference to the full text of the Fosterville Technical Report. The authors of the Fosterville Technical Report have reviewed and approved the scientific and technical disclosure contained in this Annual Information Form related to the Fosterville Gold Mine.

***********************************

EXECUTIVE SUMMARY

The Fosterville Technical Report has been prepared for Kirkland Lake Gold, the beneficial owner of the Fosterville Gold Mine. This document provides the Mineral Resource and Mineral Reserve estimates for the Fosterville Gold Mine that have resulted from ongoing exploration and resource definition drilling and as a result of ongoing mine design and evaluation during the period from January 1, 2016 to December 31, 2016.

Location

The Fosterville Gold Mine (Fosterville or FGM) is located approximately 20 km north-east of the city of Bendigo and 130 km north of the city of Melbourne in the State of Victoria, Australia.

History and Ownership

Gold was first discovered in the Fosterville area in 1894 with mining activity continuing until 1903 for a total of 28,000 ounces of production. Mining in this era was confined to the near-surface oxide material. Aside from a minor tailings retreatment in the 1930’s, activity resumed in 1988 with a further tailings retreatment program conducted by Bendigo Gold Associates which ceased in 1989. Mining recommenced in 1991 when Brunswick Mining NL and then Perseverance Corporation Ltd. (from 1992) commenced heap leaching operations from shallow oxide open pits. Between 1988 and the cessation of oxide mining in 2001, a total of 240,000 ounces of gold were poured (Roberts et al, 2003).

A feasibility study into a sulphide mining operation was completed by Perseverance in 2003 with construction and open pit mining commencing in early 2004. Commercial production commenced in April 2005 and up to the end of December 2006 had produced 136,882 ounces of gold. In October 2007, Perseverance announced that it had entered into an agreement with Northgate Minerals Corporation to acquire the company, with full control passing to Northgate in February 2008. The 500,000th ounce of sulphide gold production was achieved in April 2011.

In August 2011, Northgate entered into a merger agreement with AuRico Gold Inc., who assumed control of Northgate in October 2011. However, in March 2012 AuRico and Crocodile Gold Corp. jointly announced that Crocodile Gold would acquire the Fosterville and Stawell Mines. Crocodile Gold’s ownership of Fosterville was achieved on May 4, 2012. In early July 2015, Newmarket Gold Inc. merged with Crocodile Gold to form Newmarket Gold Inc. In January 2016 a significant milestone in Fosterville Gold Mine’s history was reached when the 1,000,000th ounce of sulfide gold was poured. On November 30, 2016, Newmarket Gold Inc. completed a merger with Kirkland Lake Gold Inc. and was renamed Kirkland Lake Gold Ltd.

Geology and Mineralization

The Fosterville Goldfield is located within the Bendigo Structural Zone in the Lachlan Fold Belt. The deposit is hosted by an interbedded turbidite sequence of sandstones, siltstones and shales. This sequence has been metamorphosed to sub-greenschist facies and folded into a set of upright, open to closed folds. The folding resulted in the formation of a series of bedding parallel laminated quartz (LQ) veins. Mineralization at Fosterville is controlled by late brittle faulting. These late brittle faults are generally steeply west dipping reverse faults with a series of moderately west dipping reverse splay faults formed in the footwall of the main fault. There are also moderately east dipping faults which have become more significant footwall to the anticlinal offsets along the west dipping faults. Primary gold mineralization occurs as disseminated arsenopyrite and pyrite forming as a selvage to veins in a quartz–carbonate veinlet stockwork. The mineralization is structurally controlled with high-grade zones localized by the geometric relationship between bedding and faulting. Mineralized shoots are typically 4 m to 15 m thick, 50 m to 150 m up/down dip and 300 m to 2,000 m+ down plunge.

Antimony mineralization, in the form of stibnite, occurs with quartz and varies from replacement and infill of earlier quartz-carbonate stockwork veins, to massive stibnite-only veins of up to 0.5 m in width. The stibnite-quartz event occurs in favorable structural locations, such as the Phoenix, Eagle and Lower Phoenix structures. There are also occurrences of primary visible gold (≤3 mm in size) that have a spatial association with stibnite in fault related quartz veins. The occurrence of visible gold is becoming increasingly significant and is being observed more frequently with depth and down plunge within the Lower Phoenix and Harrier Mineralized Zones.

Fosterville engaged Quantitative Group (QG) in November 2014, in response to the noted increased frequency of visible gold occurrences at depth, to provide FGM with some external advice and thinking regarding the implications to resource estimation and mine geology practices. Throughout 2015 and 2016, QG continued to assist FGM through review of current practices and providing technical theory and background to sampling, assaying and resource modeling in visible gold environments.

Current Status

Since the commencement of commercial gold production in April 2005, the sulphide plant at Fosterville Gold Mine has produced 1,152,373 ounces of gold up to the end of December 2016. This production was initially sourced solely from open cut mining with underground mining starting to contribute from late 2006. The Harrier open cut was initially completed in December 2007 and since that time the underground mine has been the primary source of ore. Ore sourced from a series of pit expansions on the previously mined Harrier, John’s and O’Dwyer's South Pits between Q1 2011 and Q4 2012 has provided supplementary feed to underground ore sources. Since the beginning of 2013 underground operations have been the sole provider of mill feed at Fosterville. Current mining activities are focused on the Central, Phoenix and Harrier underground areas and current gold production outlook for 2017 is between 140,000 – 145,000 ounces. Kirkland Lake Gold is also planning to undertake 128,019 m of exploration and resource definition drilling and continue the development of a dedicated underground drill platforms (2,055 m). Total estimated cost for exploration and resource development activities for 2017 is A$40.4M.

Mineral Resources and Mineral Reserves

The Mineral Resources and Mineral Reserves reported are broken down into areas contained within the mine lease MIN5404. Within the mine lease, the Mineral Resource Areas of Central, Southern, Harrier and Robbins Hill are historically defined resource areas which were established at different times in the evolution of the project. The Fosterville Mineral Resources are summarized in Table 1-1 and broken down by resource area in Table 1-2. The Central and Robbins Hill Areas contain multiple mineral resource models primarily for reasons of data handling.

All Mineral Reserves are contained within the Central and Harrier Mineral Resource Areas. The Fosterville Mineral Reserves are summarized in Table 1-3 and Mineral Reserves contained within the Central Mineral Resource Area have been subdivided into Central, Phoenix and Eagle Mineral Reserves Table 1-4.

CIL Residue Mineral Resource and Mineral Reserves are distinguished from insitu Mineral Resources and Mineral Reserves in Table 1-1, Table 1-2 on the basis of differing recovery assumptions.

TABLE 0-1	SUMMARIZED MINERAL RESOURCES (INCLUSIVE OF MINERAL RESERVES) FOR FOSTERVILLE GOLD MINE AS AT DECEMBER 31, 2016

Classification	Material	Tonnes (kt)	Gold Grade (g/t Au)	Insitu Gold (kOz)
Measured	Oxide and Sulfide	2,141	3.98	274
CIL Residues (Measured)	CIL Residues	616	7.73	153
Indicated	Oxide and Sulfide	12,562	5.85	2,361
Measured + Indicated	All	15,319	5.66	2,789
Inferred	Oxide and Sulfide	5,404	4.56	792

1.	CIM definitions (2014) were followed in the estimation of mineral resources.
2.	For the mineral resource estimate, the Qualified Person is Troy Fuller, the Geology Manager of Fosterville.
3.	The mineral resources reported are inclusive of the mineral reserves.
4.	See notes provided for Table 1-2 for more detail on oxide and sulfide resources.
5.	CIL residues are stated as contained ounces – 25% recovery is expected. Recoveries are based on operating performances.
6.	Mineral resources are rounded to 1,000t, 0.01 g/t Au and 1koz. Minor discrepancies in summation may occur due to rounding.
7.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
8.	The Mineral resource estimate used a gold price of US$1,200 per ounce (A$1,500 per ounce).
9.	Cut-off grades applied are 0.7 g/t Au for oxide, 1.0 g/t Au for near-surface sulfide (above 5050mRL) and 3.0 g/t Au for underground sulfide mineralization (below 5050mRL).
10.	A minimum mining width of 2.5m was applied.
11.

Density of mineralized material applied 2.40t/m3 for oxide, 2.56t/m3 for transitional material, 2.64t/m3 for fresh material between 5000 and 5050mRL, 2.72t/m3 for fresh material between 4500 and 5000mRL and 2.78t/m3 for fresh material below 4500mRL.

TABLE 1-2	MINERAL RESOURCES (INCLUSIVE OF MINERAL RESERVES) FOR FOSTERVILLE GOLD MINE AS AT DECEMBER 31, 2016

Mineral Resources (Inclusive of Mineral Reserves) - Fosterville as at December 31, 2016
Classification		Measured			Indicated			Inferred
		Tonnes (kt)	Grade (g/t Au)	Insitu Gold (kOz)	Tonnes (kt)	Grade (g/t Au)	Insitu Gold (kOz)	Tonnes (kt)	Grade (g/t Au)	Insitu Gold (kOz)
				Fosterville Fault Zone Sulfide Resources
Central Area	Upper	1,463	2.47	116	808	2.69	70	24	1.45	1
	Lower	379	11.62	141	5,296	7.95	1,354	2,441	5.96	468
Southern Area	Upper	21	3.32	2	463	2.44	36	537	2.29	40
	Lower	0	0.00	0	0	0.00	0	320	5.59	57
Harrier Area	Upper	0	0.00	0	0	0.00	0	0	0.00	0
	Lower	8	6.50	2	2,861	7.46	686	593	4.70	90
Robbin's Hill Area Sulfide Resources
Combined	Upper	0	0.00	0	1,532	2.19	108	718	2.24	52
	Lower	0	0.00	0	224	3.73	27	476	4.54	69

Sulfide Upper		1,484	2.48	118	2,803	2.38	214	1,279	2.25	92
Sulfide Lower		387	11.51	143	8,380	7.67	2,066	3,830	5.56	684
Total Sulfide		1,871	4.34	261	11,183	6.34	2,281	5,109	4.73	776
Total Oxide		270	1.47	13	1,379	1.83	81	295	1.63	15
Total Oxide & Sulfide		2,141	3.98	274	12,562	5.85	2,361	5,404	4.56	792
Residues
CIL		616	7.73	153	0	0.00	0	0	0.00	0
Total		616	7.73	153	0	0.00	0	0	0.00	0

Notes:
1.	CIM definitions (2014) were followed in the estimation of mineral resources.
2.	For the mineral resource estimate, the Qualified Person is Troy Fuller, the Geology Manager of Fosterville.
3.	The mineral resources reported are inclusive of the mineral reserves.
4.	CIL residues are stated as contained ounces – 25% recovery is expected. Recoveries are based on operating performances.
5.	Mineral resources are rounded to 1,000t, 0.01 g/t Au and 1koz. Minor discrepancies in summation may occur due to rounding.
6.	Mineral resources that are not Mineral Reserves do not have demonstrated economic viability.
7.	The mineral resource estimate used a gold price of US$1,200 per ounce (A$1,500 per ounce).
8.	Cut-off grades applied are 0.7 g/t Au for oxide, 1.0 g/t Au for near-surface sulfide (above 5050mRL) and 3.0 g/t Au for underground sulfide mineralization (below 5050mRL).
9.	A minimum mining width of 2.5m was applied.
10.

Density of mineralized material applied 2.40t/m3 for oxide, 2.56t/m3 for transitional material, 2.64t/m3 for fresh material between 5000mRL and 5050mRL, 2.72t/m3 for fresh material between 4500mRL and 5000mRL and 2.78t/m3 for fresh material below 4500mRL.

TABLE 0-3                  SUMMARIZED MINERAL RESERVES FOR FOSTERVILLE GOLD MINE AS AT DECEMBER 31, 2016

	Proven			Probable			Proven and Probable
	kt	g/t	koz	kt	g/t	koz	kt	g/t	koz
Central Zone	33	5.2	5	91	4.7	14	123	4.8	19
Phoenix Zone	248	8.9	71	865	11.5	319	1,110	10.9	390
Harrier	0	0.0	0	321	7.8	81	321	7.8	81
Tailings	616	7.7	153	0	0.0	0	616	7.7	153
Total	896	7.9	229	1,280	10.1	414	2,170	9.2	643

Notes:
1.	CIM definitions (2014) were followed in the estimation of mineral reserves.
2.	For the mineral reserves estimate, the Qualified Person is Ion Hann, the Mining Manager of Fosterville.
3.	The mineral reserve estimate used a gold price of US$1,200 per ounce (A$1,500 per ounce).
4.	The cut-off grades applied ranged from 1.6 g/t to 3.1 g/t Au for underground sulfide ore depending upon width, mining method and ground conditions.
5.	Dilution ranging between 10% to 60% and mining recovery ranging between 40% to 95% were applied to stopes within the mineral reserves estimate.
6.	CIL residue is stated as contained ounces – 25% recovery is expected. Recoveries are based on operating performances.

Conclusions and Recommendations

The QPs have made the following interpretations and conclusions:

•

The understanding of the fundamental geological controls on mineralization at Fosterville is high. Primary mineralization is structurally controlled with high-grade zones localized by the geometric relationship between bedding and west dipping faulting. This predictive model has led to considerable exploration success in following the down-plunge extensions of high-grade mineralization.

o

The Lower Phoenix Fault is the primary west dipping structure in the active mine development area and is defined by reverse faulting on a shale package where anticline thrust displacement of ~80 m occurs. The fault dips between 35 and ~55 degrees to the west and mineralization can be traced along a dip extent of ~190 m and strike extent of ~1.75 km. The dominant mineralization style on this structure is disseminated sulfide, however, occurrences of visible gold at depth are becoming increasingly common, concentrated where footwall structures intersect. The Lower Phoenix System currently remains open to the north and south so maximum plunge extent has not yet been defined.

o

Throughout 2016, development mapping and continued drilling confirmed that there were multiple mineralized structures of various size and continuity footwall to the main west dipping Lower Phoenix Fault, which present significant resource growth potential. Progressive geological understanding of the Phoenix and Lower Phoenix footwall environs has highlighted the significance of these favorable settings for mineralization, including;

o

East Dipping mineralized structures, namely the Eagle Fault and East Dipping Faults, which commonly contain quartz–stibnite vein assemblages and substantial concentrations of visible gold, typically enveloped by halos of disseminated sulfide. The Eagle Fault is discordant to bedding and variably dips between 10 and 60 degrees to the east and transforms further to the south to strike in an ENE direction dipping ~45 degrees to the SSE. The Eagle Zone mineralization extends over a 790m strike extent and it is untested and open at depth below the 3960mRL and south of 6350mN. Drilling is planned to target beyond this extent during the remainder of 2017. East Dipping Faults are typically bedding parallel to sub parallel with dips of ~70 degrees east to sub vertical. The defined extent of East Dipping structures containing significant mineralization is now approximately 1.5km.

o

The low-angled Lower Phoenix Footwall west dipping structures typically consist of large quartz veins up to several meters wide with laminated textures, indicating a series of multiple mineralizing events, including a later stage quartz-stibnite phase of mineralization and visible gold. The faults are interpreted to have minimal offset but rather have been hydraulically fractured. Where these structures form linkages between the Lower Phoenix and East Dipping Faults, extremely high gold grades are observed. During 2016 drilling from the footwall to the Lower Phoenix discovered west dipping Lower Phoenix Footwall mineralization, which occupies a reverse fault structure that exhibits ~20 m of thrust offset, returning some of the highest grade intercepts returned on the Fosterville Lease. The defined size of this high-grade mineralized structure is now 200 m in strike length and 160 m in vertical extent. The mineralized zone appears to adjoin the high-grade Eagle structure at its lower edge and is untested down-plunge. Continued drilling from the hangingwall drill platforms during 2017 will continue to advance the understanding of size and scale of this attractive resource growth target.

•

Continued drill definition of these structures over 2016, in combination with ore development and production exposure and reconciliation performance has reaffirmed the significance of these easterly dipping footwall structures to the Lower Phoenix Fault. The defined continuity, proximity to existing mineral resources and high-grade tenor of these structures enhances the December 2016 mineral resource and mineral reserve position. Furthermore, mineralization on these structures is open down-plunge, providing encouraging future mineral resource and mineral reserve growth potential for the operation.

•

Continued drilling into the Harrier System in 2016 has identified high-grade mineralization containing significant amounts of visible gold at depth, primarily associated the Harrier Base structure. The Harrier base structure exhibits reverse thrust movement of approximately 60m. Visible gold is hosted within laminated quartz-carbonate vein assemblages, which may contain minor amounts of stibnite. In the strongest mineralized zones a broad halo of sulfide mineralization surrounds quartz bearing structures hosting visible gold. The high-grade visible gold mineralization was first recognized at approximately the 4480rl, a comparable elevation to where visible gold occurrences in the Lower Phoenix became more prominent. The Harrier Base mineralization is open to the south.

•

There is an observed change in the nature of some of Fosterville mineralization at depth with a number of high-grade, quartz-carbonate +/- stibnite vein hosted, visible gold drill intercepts recorded for the Eagle, Lower Phoenix, Lower Phoenix Footwall, East Dipping and Harrier Zones. Disseminated sulfide mineralization continues to persist at all depths and is uniform in character. It is currently inferred that the quartz-carbonate +/-stibnite-visible gold assemblages have been emplaced at a later date to the disseminated sulfide providing an upgrade to the mineralization.

•

Progressive geological interpretation has led to continued development of robust geological and resource models underpinning the mineral resource and mineral reserve estimates. The relationship between mineralization and the controlling structural/stratigraphic architecture means that quality geological interpretation is critical to producing quality mineral resource/reserve estimates.

•

The modifying factors used to convert the mineral resources to mineral reserves have been refined with the operating experience gained since underground production commenced in September 2006. In particular, the robustness of the mining recovery and dilution estimates has improved with experience relative to the pre-mining assessments.

•

Fosterville Gold Mine has a demonstrated solid production history over a 10 year plus period since the beginning of commercial sulfide gold production in April 2005, and it is the Authors’ view that the risk of not achieving projected economic outcomes is low given the operational experience gained over this time period. A foreseeable risk and uncertainty facing the operation is the changing character of mineralization at depth with an increase in the occurrence of visible gold. Reconciliation results in the past have provided confidence in the sample collection procedures, the quality of assays and the resource estimation methodology, but these processes will need to be continually adapted in consideration of the changing mineralization character at depth. Kirkland Lake Gold needs to continue research to better understand the potential implications on future geological, mining and metallurgical processes and will continue to seek external advice during 2017 in relation to sampling, assaying and mineral resource estimation of visible gold mineralization. Based on recommendations from previous external reviews, projects plans have been developed and implemented.

The following recommendations are made:

•

Further mine lease growth exploration activities should be pursued. Given the strong understanding of geological controls on mineralization, this could have the potential to yield additional resources and reserves. Particular areas that are recommended to focus upon are the up and down-plunge extensions of the Lower Phoenix structure (northwards up-plunge from 8200mN and southwards down-plunge from 6200mN). Exploration of the Lower Phoenix southwards of 6200mN is technically challenging from surface due to target depths and as such Kirkland Lake Gold has commenced the development of dedicated underground drill platform to facilitate further exploration of the Lower Phoenix system down-plunge. The current 2017 exploration budget includes development extensions of the Harrier Exploration Drive Decline, P4190 Drill Drive and Central Decline Drill Drive to establish drilling platforms to target Lower Phoenix extensions at a cost of A$12.44M. Diamond drilling from these platforms is estimated to cost A$4.08M to explore these gold targets;

•

A Harrier Drill Drive Incline development is also planned to commence from the Phoenix Decline in 2017 at a cost of A$2.88M. This development is projected to join with the Harrier Drill Drive Decline in 2018 providing a link between the Harrier and Phoenix mining areas. The long term benefits of this development link are significant, not only as providing a hangingwall drill platform to explore the Lower Phoenix extensions over a 1.5 km strike extent, but also in unconstraining production as it will provide an alternative ore haulage route;

•

Exploration of the Lower Phoenix, up-plunge, northwards of 8200mN should be progressively pursued from surface drill positions to provide satisfactory drill intercept angles. A total of four drill sections are planned from surface to explore the Lower Phoenix and Lower Phoenix Footwall targets at a cost of A$3.19M;

•

With an increasing grade profile identified at depth and the establishment of high-grade mineral reserves at lower levels in Harrier, it is strongly recommended that the down-plunge extensions of the Harrier system are further explored. The 2017 budget plan has a scheduled development extension of the H4625 Drill Drive at a cost of A$797K, which will facilitate a 100m step out section of drilling beyond the current extent of mineral resources and mineral reserves at a cost of [A]$558K;

•

Given the unexplored potential of the Fosterville Goldfield, it is recommended that growth drill programs are implemented in pursuit of defining potential mineral resources independent from current mining centers. Growth drill programs planned to be undertaken within the mining lease during 2017 include the Harrier Up-Dip program, which will explore for gold mineralization between the existing Harrier Mineral Resource and the Daley’s Hill Pit and the Robbin’s Hill Program, which will continue to build an understanding of the underground mineral reserve potential beneath the Robbin’s Hill pits. A total cost of A$3.50M is budgeted in 2017 to execute these programs;

•

To advance the pipeline of regional growth targets on surrounding exploration licenses, Fosterville is planning to drill an adjacent line of mineralization at Sugarloaf located approximately 1km to the west of the Fosterville Line with a scoping drill hole from an underground platform at a cost of A$234K. A regional soil sampling program at a cost of A$32K is also planned. In addition, given the recent technological advancements and successful application of seismic exploration in the mining industry, Fosterville has budgeted for preliminary seismic works to assess the suitability of this method to optimise drill targeting. The project is proposed to be undertaken during 2017 at a cost of A$400K, and if successful, could lead to further application on a more regional scale;

•

Outside the 2017 scope of planned works, other prospective regional exploration targets also exist in close proximity to the existing Mine Lease and form part of the overall future drill planning. These prospects include Goornong, Hallanan’s and the O’Donnell’s Line. Other prospects further away from the Mine Lease will be explored in future years.

•

The infill/resource definition programs should be continued with an aim to maintain a minimum two years of reserves drilled out to 25 m centers (or closer where necessary). Both the south plunging, westerly dipping Phoenix and Lower Phoenix Mineralized Zones and the easterly dipping Eagle and East Dipping Mineralized Zones require definition drilling, which is to be conducted from both hangingwall (western side) and footwall (eastern side) drill platforms. Infill/definition drilling should also target the down-plunge extensions of the Harrier Mineralized Zones with the aim of increasing mineral resource confidence. A total of A$13.4M is budgeted to undertake infill/definition drilling in 2017. As the decline and mining front continues to move south and to depth, further hangingwall drives will be required. This work and the associated drilling have not been cost estimated in detail; and

•

The observed increased frequency of visible gold intercepts at depth requires continued research to better understand the potential implications on future geological, mining and metallurgical processes. Kirkland Lake Gold continued to seek external advice over 2016 in relation to sampling, assaying and resource estimation of visible gold mineralization. Based on recommendations from external reviews, project plans have been developed and implemented.

•	With this additional drilling data and further ongoing operational experience, it is recommended that mining recovery and dilution factors are reviewed and refined on an ongoing basis.

***********************************

The Taylor Gold Mine

The below summary is a direct extract and reproduction of the summary contained in the Taylor Technical Report, without material modification or revision and all defined terms used in the summary shall have the meanings ascribed to them in the Taylor Technical Report. The below summary is subject to all the assumptions, qualifications and procedures set out in the Taylor Technical Report. The Taylor Technical Report was prepared in accordance with NI 43-101. For full technical details of the report, reference should be made to the complete text of the Taylor Technical Report, which has been filed with the applicable regulatory authorities and is available under the Company’s SEDAR profile at www.sedar.com. The Taylor Technical Report is incorporated by reference in this Annual Information Form and the summary set forth below is qualified in its entirety with reference to the full text of the Taylor Technical Report. The authors of the Taylor Technical Report have reviewed and approved the scientific and technical disclosure contained in this Annual Information Form related to the Taylor Gold Mine.

***********************************

EXECUTIVE SUMMARY

This technical report has been prepared for KLG, the beneficial owner of the Taylor Mine. KLG is listed on the Toronto Stock Exchange under the ticker symbol “KL”. This technical report provides the mineral resource and mineral reserve estimates for the Taylor Mine that have resulted from ongoing exploration and resource definition drilling and as a result of ongoing mine design and evaluation during the period January 1, 2016 to December 31, 2016.

The Taylor property is located in the Taylor Township, approximately eight km northwest of the town of Matheson and four km, north of Highway 101, which lies within the Black River-Matheson Municipality and within Lots 5 –8, Concessions II and III of Taylor Townships in the Larder Lake Mining Division, District of Cochrane, Ontario, Canada. The main access to the property is via Regional Road #11, north of Highway #101.

The infrastructure is well developed and can support mining activities in the area. Power, fuel and water are already available at the Taylor Mine. The area is well serviced with an array of major roads and two airports (in Timmins and Rouyn-Noranda). Since the ore will be treated at the company’s Holt mill, there are no requirements to store tailings at the Taylor site; waste rock storage areas were constructed during previous mining activities and are being used, as required.

The Taylor property area had been explored by Hollinger and by a joint venture between Labrador Mining and Exploration Company Ltd. (successor to Hollinger) and later by Esso Minerals Canada (Esso Minerals). The property was acquired by St Andrew Goldfields Ltd. (SAS) in 2000; SAS was acquired by Kirkland Lake Gold Inc. on January 26, 2016.

The Taylor Mine Complex is located along the Porcupine-Destor Fault Zone (“PDF”), a major structural feature associated with globally significant gold deposits lying within the Abitibi Greenstone Belt of northeastern Ontario and north-western Quebec. The Abitibi Greenstone Belt is typical of other Archean-aged greenstone belts in the Canadian Shield and elsewhere in the world in that, it contains predominantly volcanic and sedimentary sequences of rocks intruded by mafic to felsic intrusions and late cross-cutting diabase dikes. Being approximately 750 km in length by 250 km in width, it is one of the largest greenstone belt in the world. Volcanic, sedimentary and contemporaneous intrusive rocks in the Abitibi range in age from 2,745 to 2,680 Ma. Gold production from deposits located in proximity to the PDF has been prolific. Total output is estimated at over 62 million ounces of gold since the start of gold production in the Porcupine Camp.

The Taylor Mine is located along the PDF in its central portion, approximately 60 km east of the main gold producers in the vicinity of Timmins. The PDF in the area of the Taylor Mine strikes roughly east-west, and dips to the south between 40° and 60°, with the majority of the property lying to the south of the projected trace of the PDF. The PDF is a complex structural zone and it is more accurately described as a zone of tens of metres width, along which are contained many individual zones of movement. In the Taylor property area, the footwall of the PDF is considered to be a thick series of relatively undeformed and unaltered metasedimentary rocks intersected to the footwall.

The Taylor Mineralization is in close proximity, within the hanging wall, to the PDF. Over a strike length of 2.3 km there are three mineralization zones that have been identified, from east to west these are:

•	The Shaft Deposit, with gold mineralization associated with felsic intrusive rocks.

•	The West Porphyry Deposit (WPZ), a system of stacked lenses, with the gold mineralization associated with felsic intrusive and altered mafic-ultramafic rocks (Green Quartz Carbonate).

•	The Shoot Deposit, with gold mineralization hosted by argillaceous metasedimentary rocks within a package of green quartz carbonate.

Gold commonly occurs as relatively coarse-sized free gold in quartz, but also occurs as fine particles, which may be intimately associated with sulphides (particularly pyrite and locally, arsenopyrite) both in quartz-carbonate veins or in surrounding altered host rocks.

The deposits within the Taylor Mine Complex are present along and within the hanging wall of the PDF. The company interprets the area to contain faults parallel to the PDF on the north and south side. Reverse faulting may occur in this sense creating an opportunity for offset zones. Though sparse in drilling, KLG has identified lenses in the footwall of the PDF, named the 1003 Zone (West Porphyry Deposit), which will continue to be explored in 2017. The Taylor Fault located to the south also creates an opportunity for offset zones. KLG plans on diamond drilling to test further away from the PDF.

In 2016, KLG employed three underground rigs to define and explore nearby targets and expand the resource. One target was in the area of the Bulk Sample #1 at the 100 Level (approximately 100 m below surface). Drilling focused mainly above the mined area with the goal of expanding the resource of the 1010 lenses. Another target focused down dip of the WPZ drilling from the lowest level, the 450 Level (450 m below surface), to expand the resource at depth and test for the potential of en échelon lenses.

On surface, KLG utilized two drills to test for mineralization along strike of the PDF to the east of the Shaft Deposit. Recent drill results from 2016 drilling have shown gold present in quartz veins approximately 800m away.

While the Taylor Mine consists of a few zones: the Shoot Deposit (located on the west side of the property), the WPZ, the East Porphyry Deposit and the Shaft Deposit (located on the east side of the property), development and operating activities are currently focused on the WPZ; it extends vertically about 600 m and is mostly open at depth. The deposit is accessed via a ramp and mined by overhand cut and fill method (for shallow dip ore zones) or longhole stoping (where the ore zones dip at an angle greater than 45°). Ore and waste are trucked to surface where the ore is loaded into surface trucks for haulage to the Holt mill and the waste is stockpiled on designated surface areas. Ventilation is forced underground via the shaft opening. Auxiliary fans are installed, as required, for adequate airflow distribution. Underground water is pumped to a collector pond on surface prior to be discharged in the environment.

Ore is delivered to the mill where it goes through the grinding circuit (5 m diameter by 6.1 m long SAG mill), a 4 m diameter by 5.5 m long ball mill and a 3.6 m diameter by 4.9 m long tertiary ball mill, all operating in series and in closed circuit.

After going through the primary cyclone cluster, the secondary cyclone cluster feeds a 27 m thickener underflow that feeds carbon-in-leach tanks. The tank system is conventional gravity flow for slurry with counter-current carbon advancement

Precious metal stripping is performed in batch operations. Carbon is transferred to an adsorption column where a Zadra process is utilized as the gold elution method. Barren solution is circulated through two shell and tube heat exchangers and a electric inline heater.

The resulting pregnant solution is pumped from the solution tank to an electro-winning cell. The gold precipitate is further refined in a furnace and the doré bars are poured.

KLG has recently signed an agreement with First Nations who have treaty and aboriginal rights which they assert within the operations area of the mine.

The updated mineral resources and mineral reserves, as of December 31, 2016, are presented in Summary Table 1 and Summary Table 2, respectively.

Summary Table 1:       Mineral resources at Taylor Mine (as of Dec 31, 2016).

	Measured			Indicated			Measured + Indicated			Inferred
									Cont.			Cont.
	Tonnes	Grade	Cont. Gold		Grade	Cont. Gold	Tonnes	Grade	Gold	Tonnes	Grade	Gold
	(kt)	(g/t)	(koz)	Tonnes (kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)

West Porphyry Deposit	399	6.0	77	1,040	6.3	210	1,440	6.2	287	1,340	5.3	227

Shoot Deposit	0	0.0	0	939	4.7	141	939	4.7	141	162	4.5	23

Shaft Deposit + East Porphyry Zone	0	0.0	0	387	5.3	66	387	5.3	66	307	6.3	62

Grand Total	399	6.0	77	2,360	5.5	416	2,760	5.6	493	1,810	5.4	313

Notes:
1.	CIM definitions (2014) were followed in the estimation of mineral resources.
2.	Mineral resources are reported exclusive of mineral reserves.
3.	Mineral resource estimates were prepared under the supervision of D. Cater, P. Geo., the Vice President, Exploration, Canadian Operations of the Company.
4.	Mineral resources were estimated at a block cut-off grade of 2.6g/t.
5.	Mineral resources are estimated using a long term gold price of US$1,200/oz (C$1,500/oz).
6.	A minimum mining width of 3m was applied.
7.	A bulk density of 2.84 t/m³ was used.
8.	Totals may not add exactly due to rounding.

Summary Table 2:       Mineral reserves at Taylor Mine (as of Dec 31, 2016).

Taylor Mine	Proven			Probable			Proven and Probable
	kt	g/t	koz	kt	g/t	koz	kt	g/t	koz
1004-East	0	0.0	0	359	5.3	61	359	5.3	61
1004-West	0	0.0	0	257	5.8	47	257	5.8	47
1006	0	0.0	0	39	6.5	8	39	6.5	8
1008	0	0.0	0	81	4.5	12	81	4.5	12
1009	0	0.0	0	4	5.1	1	4	5.1	1
1010	0	0.0	0	3	4.2	1	3	4.2	1

Total	0	0.0	0	743	5.4	129	743	5.4	129

Notes:

1.	CIM definitions (2014) were followed in the estimation of mineral reserves.
2.	Cut-off grades were calculated for each stope, unless noted otherwise.
3.	Mineral reserves were estimated using a long-term gold price of US$1,200/oz (C$1,500/oz).
4.	Mineral reserves estimates were prepared under the supervision of P. Rocque, P. Eng., the Vice President, Technical Services of the Company.
5.	Totals may not add exactly due to rounding.

The Bulk Sample #2 program at Taylor successfully extracted gold mineralization as interpreted from KLG’s (formerly SAS’) August 2014 Indicated Resource Estimate. The Holt mill successfully processed the Taylor ore recovering 4, 948 troy ounces from the 17,549 tonnes processed. Mill recovery of 97.4% exceeded the estimated 94.5 % recovered rate used in the PFS 2012 (which was based on laboratory test work).

Commercial production at Taylor was declared in November 2015. During 2016 (the first full year of operation), Taylor produced a total of 199,200 tonnes at an average head grade of 6.90 g/t Au, resulting in 42,639 ounces being produced.

In 2017, an exploration drift to the east on the 430 m level has been proposed to assess both the Shaft Deposit, which commences immediately below surface (under 15 m of overburden) and the East Porphyry Zone mineralization at depth.

Opportunities at Taylor include:

•	Strike / Dip extension of mineralized zones that remain open and warrant drill testing.

•	New Discovery potential is available given the historical sparse drill coverage which to date has been concentrated along the PDF. Additional targets exist to both the south and within the sediments situated north of PDF.

•	The installation of a gravity recovery circuit may improve the overall recovery by 1% to 2% based on recent test work.

•	Geology re-interpretation based on information gained through additional drilling and underground sampling may lead to additional mineral resources (and possibly to additional mineral reserves).

Some of the risks include:

•	Future exploration programs are unable to keep pace with mining that in turn results in mineral resources and mineral reserves being depleted;

•	Mineral resources may not be converted up to mineral reserves due to a lack of economic support;

•	Drop in gold price to a level whereby it becomes uneconomic to continue mining and developing the mine complex;

•	Increased costs for skilled labour, power, fuel, reagents, trucking, etc. could lead to an increase the cut-off grade and decrease the level of mineral resources and mineral reserves;

•	Mechanical breakdown of critical equipment or infrastructure that could decrease or halt the production throughput at the mine; and

•	Continuity of ore zones not well defined or understood.

Recommendations:

•

Exploration potential at Taylor is regarded as excellent. Diamond drilling from both surgance and underground is warranted to: 1) assess mineralized strike and dip extensions; 2) to define the overall trend and width of the through-going diabase dykes; and 3) to target new discoveries on the property and associated with the PDF trend.

•	Underground development west (on the 390 and 450 levels) and associated diamond drill platforms are critical to the delineation of future mineral resources.

•

The re-processing of the 1997 Quantec IP survey over the Shaft Deposit, has yielded encouraging results when sliced into a serious of level plans. Drilling is required to follow-up on the geophysical signature of the Shaft and the WPZ mineralized trend at depth.

•

A seismic reflection line was conducted 5 km west of Taylor, as part of the Discover Abitibi exploration initiative in 2005, which defined a buried mafic volcanic complex to the north of the PDF. Additional seismic lines are justified, to define the regional geological setting at depth, with scout level drilling proposed to confirm the seismic line interpretation.

•	Continued definition drilling at the current drill spacing (15 m by 15 m centres) is recommended to confirm the geometry of the mineralized zones.

DIVIDENDS

There are no restrictions on the ability of the Company to declare and pay dividends on the Common Shares. During the year ended December 31, 2016, neither the Company nor its predecessors declared or paid any dividends on any class of securities. Subsequent to the year ended December 31, 2016, the Board approved a dividend policy recommending the payment of a quarterly dividend of C$0.01 per Common Share. The declaration and payment of dividends remains at the discretion of the Board and will be made based on the Company’s financial position and other factors relevant at the time.

DESCRIPTION OF CAPITAL STRUCTURE

Authorized Capital

The Company is authorized to issue an unlimited number of Common Shares of which there were 206,218,611 Common Shares issued and outstanding as of March 29, 2017. The Company is also authorized to issue an unlimited number of preferred shares (“Preferred Shares”) of which there were none outstanding as of March 29, 2017.

Common Shares

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per common share at all such meetings, except meetings at which only holders of another class or series of shares are entitled to vote separately as such class or series. Holders of Common Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro-rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Common Shares with respect to dividends or liquidation. The common shares do not carry any cumulative voting, pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Preferred Shares

The Company may issue Preferred Shares at any time or from time to time in one or more series. Before any shares of a series are issued, the Board shall fix the number of shares that will form such series and shall, subject to the limitations set out in the Company’s articles, determine the designation, rights, privileges, restrictions and conditions to be attached to the Preferred Shares of such series. The Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series with respect to dividends and return of capital and shall be entitled to a preference over the Common Shares and over any other shares ranking junior to the Preferred Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs. Except required by law or unless provision is made in the Company’s articles, the holders of the Preferred Shares as a class shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of the Company. The rights, privileges, restrictions and conditions attached to the Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Preferred Shares.

Constraints

There are no constraints imposed on the ownership of the Company’s securities to ensure that it meets a required level of Canadian ownership.

Ratings

None of the Company’s securities have received a rating from a rating organization.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed and posted for trading on the TSX under the symbol “KL” and on the OTC Markets under the symbol “KLGDF”. Prior to completion of the Arrangement, the Old Kirkland Lake Gold Shares were listed and posted for trading on the TSX under the symbol “KLG” and the Newmarket Shares were listed and posted for trading on the TSX under the symbol “NMI”. On July 31, 2015, the Old Kirkland Lake Gold Shares were delisted from the AIM Market of the London Stock Exchange plc. The following tables set forth information relating to the monthly trading on the TSX of the Common Shares, the Old Kirkland Lake Gold Shares and the Newmarket Shares during the financial year ended December 31, 2016.

Kirkland Lake Gold Ltd.

Month	High	Low	Volume
	(C$)	(C$)
December 2016(1)	$8.61	$6.33	29,226,359

Note:

(1) Following completion of the Arrangement, the Common Shares began trading on the TSX at the opening of trading on December 6, 2016 on a post consolidated basis of 0.475 to 1 under the symbol “KL”.

Old Kirkland Lake Gold

Month	High	Low	Volume
	(C$)	(C$)
January 2016	5.38	4.51	14,532,886
February 2016	8.25	5.02	19,454,466
March 2016	9.53	8.06	32,486,614
April 2016	9.58	7.97	15,119,699
May 2016	11.97	9.45	18,441,446
June 2016	12.34	10.17	25,899,030
July 2016	12.39	10.24	13,961,603
August 2016	12.38	10.57	13,551,244
September 2016	12.20	9.85	16,894,349
October 2016	10.05	7.59	21,451,339
November 2016	9.63	7.00	20,099,749
December 2016(1)	7.80	7.07
			7,270,954

Note:
(1) Following the completion of the Arrangement, the common shares of Old Kirkland Lake Gold ceased trading and were delisted from the TSX effective as of the close of trading on December 5, 2016.

Newmarket Gold

The following have not been adjusted to give effect to the consolidation of the Newmarket Shares.

Month	High	Low	Volume
	(C$)	(C$)
January 2016	1.52	1.33	5,839,125
February 2016	1.99	1.46	30,180,832
March 2016	2.49	1.89	25,448,245
April 2016	3.53	2.08	24,211,226
May 2016	4.00	3.37	17,815,128
June 2016	4.10	3.44	13,526,913
July 2016	4.40	3.67	10,129,434
August 2016	4.71	3.75	11,625,771
September 2016	5.07	3.85	62,327,094
October 2016	4.70	3.57	22,293,010
November 2016	4.20	3.11	23,511,167
December 1 – 5, 2016(1)	3.68	3.35	3,827,788

Note:

(1) Following completion of the Arrangement, the Common Shares began trading on the TSX at the opening of trading on December 6, 2016 on a post consolidated basis of 0.475 to 1 under the symbol “KL”.

Old Kirkland Lake Gold Debentures

On July 19, 2012, Old Kirkland Lake Gold issued $57.5 million aggregate principal amount 6% Debentures maturing on June 30, 2017. On November 7, 2012, Old Kirkland Lake Gold issued $69 million aggregate principal amount of 7.5% Debentures o maturing on December 31, 2017. Both the 6% Debentures and the 7.5% Debentures were listed for trading on the TSX under the symbols “KLG.DB” and “KLG.DB.A”, respectively. Following completion of the Arrangement, the 6% Debentures and the 7.5% Debentures continue to be listed under their respective symbols on the TSX. The Debentures were issued pursuant to the terms of an indenture between Old Kirkland Lake Gold and Computershare Trust Company of Canada (“Computershare”) dated July 19, 2012 (the “Kirkland Indenture”), as supplemented by the first supplemental indenture between the parties thereto dated as of November 7, 2012 (the “First Supplemental Indenture”).

In connection with the closing of the Arrangement, the Company, Old Kirkland Lake Gold and Computershare entered into a second supplemental indenture to the Kirkland Indenture on November 30, 2016 (the “Second Supplemental Indenture”), which provided that following the effective time of the Arrangement, upon the conversion of any Debentures, each holder is entitled to receive Common Shares in lieu of the Old Kirkland Shares to which a holder was previously entitled pursuant to the terms of the Kirkland Indenture. Subject to the foregoing, the Debentures continue to be governed by and be subject to the terms of the Kirkland Indenture.

A summary of the monthly price range and volume of trading of the Debentures during the financial year ended December 31, 2016 are as follows:

Month	6% Debentures			7.5% Debentures
	High (C$)	Low (C$)	Avg. Volume	High (C$)	Low (C$)	Avg. Volume
January 2016	99.00	95.02	7,310	99.00	97.50	16,180
February 2016	103.50	96.06	7,410	103.99	99.25	2,960
March 2016	105.00	101.00	54,600	104.51	102.75	5,000
April 2016	106.00	101.50	2,820	105.16	104.00	520
May 2016	107.00	102.01	5,083	110.00	107.50	3,020
June 2016	108.00	104.00	2,167	111.00	109.99	750
July 2016	105.50	102.00	4,040	115.78	110.00	660
August 2016	108.00	104.00	23,350	116.62	111.00	2,050
September 2016	106.50	103.50	2,230	109.00	108.62	380
October 2016	107.00	103.00	5,910	107.80	105.50	21,100
November 2016	106.90	101.00	620	105.00	103.00	1,490
December 2016	103.00	101.00	16,260	104.00	102.75	4,800

On March 13, 2017, the Company, Old Kirkland Lake Gold and Computershare entered into a third supplemental indenture to the Kirkland Indenture (the “Third Supplemental Indenture”) to, among other things, evidence the Company’s agreement to fully and unconditionally guarantee the payment obligations of Old Kirkland Lake Gold under the Kirkland Indenture, the First Supplemental Indenture and the Second Supplemental Indenture. As a result, of this guarantee Old Kirkland Lake Gold is entitled to rely on the public disclosure documents filed by the Company pursuant to the exemption provided in section 13.4 of National instrument 51-102 – Continuous Disclosure Obligations.

PRIOR SALES

The following table sets forth information in respect of issuances of securities that are convertible or exchangeable into Common Shares during the financial year ended December 31, 2016. This represents the prior share issuances and securities of Newmarket Gold which were convertible into Newmarket Shares from January 1, 2016 to November 30, 2016 on a pre-consolidated basis and the issuances of Common Shares (which are on a post-consolidation basis) for the one-month period from December 1, 2016 to December 31, 2016. In connection with completion of the Arrangement, on November 30, 2016, the Newmarket Shares of the Company were consolidated on the basis of 0.475 to 1.

		Price Per Share or Exercise
Date Of Issuance		Price Per Option	Number and Type of Securities	Reasons For Issuance
January 1, 2016		$1.35	125,000 Stock Options	Grant of Stock Options
January 4, 2016		$1.02	34,384 Common Shares	Conversion of Debentures
January 11, 2016		$1.02	56,979 Common Shares	Conversion of Debentures
February 5, 2016		$1.02	466,640 Common Shares	Conversion of Debentures
February 8, 2016		$1.02	24,560 Common Shares	Conversion of Debentures
February 9, 2016		$1.02	1,399,920 Common Shares	Conversion of Debentures
February 10, 2016		$1.02	73,680 Common Shares	Conversion of Debentures
February 16, 2016		$1.02	933,280 Common Shares	Conversion of Debentures
February 17, 2016		$1.02	982,400 Common Shares	Conversion of Debentures
February 18, 2016		$1.02	4,074,012 Common Shares	Conversion of Debentures
February 22, 2016		$0.46	380,680 Common Shares	Exercise of Options
February 22, 2016		$1.02	736,800 Common Shares	Conversion of Debentures
February 23, 2016		$1.02	7,859 Common Shares	Conversion of Debentures
February 24, 2016		$1.02	475,481 Common Shares	Conversion of Debentures
February 25, 2016		$0.53	42,980 Common Shares	Exercise of Options
February 25, 2016		$1.02	122,800 Common Shares	Conversion of Debentures
February 25, 2016		$1.63	4,039,120 Common Shares	Exercise of Warrants
February 29, 2016		$1.63	211,644 Common Shares	Exercise of Warrants
March 1, 2016		$1.02	73,680 Common Shares	Conversion of Debentures
March 3, 2016		$1.02	4,912 Common Shares	Conversion of Debentures
March 4, 2016		$1.02	982,400 Common Shares	Conversion of Debentures
March 7, 2016		$1.02	5,611,468 Common Shares	Conversion of Debentures
March 8, 2016		$1.02	72,697 Common Shares	Conversion of Debentures
March 9, 2016		$1.02	308,473 Common Shares	Conversion of Debentures
March 10, 2016		$1.02	491,200 Common Shares	Conversion of Debentures
March 11, 2016		$1.02	992,224 Common Shares	Conversion of Debentures
March 14, 2016		$1.02	167,008 Common Shares	Conversion of Debentures
March 15, 2016		$1.02	982,400 Common Shares	Conversion of Debentures
March 16, 2016		$0.53	171,920 Common Shares	Exercise of Options
March 17, 2016		$1.02	3,198,694 Common Shares	Conversion of Debentures
March 17, 2016		$1.02	2,695,705 Common Shares	Conversion of Debentures
March 21, 2016		$1.02	491,200 Common Shares	Conversion of Debentures
March 23, 2016		$1.02	14,736 Common Shares	Conversion of Debentures
March 29, 2016		$1.02	5,314,784 Common Shares	Conversion of Debentures
March 29, 2016		$1.02	3,072,947 Common Shares	Conversion of Debentures
March 30, 2016		$1.02	10,287 Common Shares	Conversion of Debentures
April 6, 2016	$	Nil	140,000 Performance Share Units	Grant of Performance Share Units
April 6, 2016		$2.46	150,000 Stock Options	Grant of Stock Options
April 8, 2016		$1.25	49,600 Common Shares	Exercise of Warrants
April 8, 2016	$	Nil	462,000 Common Shares	Conversion of Performance Share Units
April 13, 2016	$	Nil	1,667 Common Shares	Conversion of Performance Share Units
April 21, 2016		$1.25	12,800 Common Shares	Exercise of Warrants
April 21, 2016		$1.25	396,800 Common Shares	Exercise of Warrants

April 29, 2016		$1.25	12,000 Common Shares	Exercise of Warrants
April 29, 2016	$	Nil	45,333 Common Shares	Conversion of Performance Share Units
April 29, 2016		$2.20	63,856 Common Shares	Exercise of Options
April 29, 2016		$1.25	99,200 Common Shares	Exercise of Warrants
May 6, 2016		$0.41	208,760 Common Shares	Exercise of Options
May 6, 2016	$	Nil	449,000 Common Shares	Conversion of Performance Share Units
May 16, 2016		$2.20	63,856 Common Shares	Exercise of Options
May 16, 2016	$	Nil	16,667 Common Shares	Conversion of Performance Share Units
May 24, 2016		$0.41	208,760 Common Shares	Exercise of Options
May 31, 2016		$0.53	94,556 Common Shares	Exercise of Options
May 31, 2016	$	Nil	112,000 Common Shares	Conversion of Performance Share Units
May 31, 2016		$0.53	97,300 Common Shares	Exercise of Options
June 1, 2016		$0.53	25,500 Common Shares	Exercise of Options
June 4, 206	$	Nil	555,000 Performance Share Units	Grant of Performance Share Units
June 4, 2016		$3.71	480,000 Stock Options	Grant of Stock Options
June 9, 2016		$0.53	94,556 Common Shares	Exercise of Options
June 24, 2016	$	Nil	1,667 Common Shares	Conversion of Performance Share Units
June 30, 2016		$0.53	132,092 Common Shares	Exercise of Options
June 30, 2016	$	Nil	345,333 Common Shares	Conversion of Performance Share Units
July 12, 2016		$0.53	100,000 Common Shares	Exercise of Options
July 26, 2016	$	Nil	25,000 Performance Share Units	Grant of Performance Share Units
July 26, 2016		$3.75	25,000 Stock Options	Grant of Stock Options
August 3, 2016	$	Nil	114,000 Performance Share Units	Grant of Performance Share Units
August 3, 2016		$4.52	250,000 Stock Options	Grant of Stock Options
August 22, 2016		$1.53	35,000 Common Shares	Exercise of Options
August 26, 2016		$0.53	36,840 Common Shares	Exercise of Options
September 12, 2016		$0.53	171,920 Common Shares	Exercise of Options
October 5, 2016		$1.25	396,800 Common Shares	Exercise of Warrants
November 8, 2016		$1.90	60,000 Common Shares	Exercise of Options
November 8, 2016		$1.50	33,333 Common Shares	Exercise of Options
November 30, 2016		n/a	117,505,144 Common Shares	Issued in connection with the Arrangement
December 12, 2016		$5.31	7,500 Common Shares	Exercise of Stock Options
December 15, 2016		$3.16	31,666 Common Shares	Exercise of Stock Options
December 15, 2016	$	Nil	11,875 Common Shares	Conversion of Performance Share Units
December 23, 2016		$10.12	691,700 Common Shares	Private Placement Financing of flow-through Common Shares

Escrowed Securities & Securities Subject to Contractual Restrictions On Transfer

To the Company’s knowledge, no securities of the Company are held in escrow or are subject to contractual restrictions on transfer.

DIRECTORS AND OFFICERS

The following table sets forth the name, province or state and country of residence, the position held with the Company and period during which each director and the executive officer of the Company has served as a director and/or executive officer, the principal occupation, and the number and percentage of Common Shares beneficially owned by each director and executive officer of the Company as of the date hereof. The statement as to the Common Shares beneficially owned, controlled or directed, directly or indirectly, by the directors and executive officers hereinafter named is in each instance based upon information furnished by the person concerned and is as at the date hereof. All directors of the Company hold office until the next annual meeting of shareholders of the Company or until their successors are elected or appointed.

	Position with		Number and
	the Company		Percentage of
	and Period		Common Shares
	Served as a		Beneficially
	Director		Owned(1)
and/or
Executive
Name and Residence	Officer	Principal Occupation

Directors

Eric Sprott Ontario, Canada	Non-Executive Chairman and Director since November 30, 2016

Chairman of the Board, Sprott Inc. Previously, Chief Executive Officer and Chief Investment Officer, Sprott Inc. and Senior Portfolio Manager, Sprott Asset Management from 2008 to 2010; Senior Portfolio Manager of Sprott Asset Management LP until January 20, 2015; and Chairman of Old Kirkland Lake Gold from 2015 to 2016.

18,928,395 (9.179%)

Anthony Makuch(5)(6) Ontario, Canada	President, Chief Executive Officer and Director since November 30, 2016

President and Chief Executive Officer and director of Kirkland Lake Gold Ltd. since November 30, 2016. Previously, President, Chief Executive Officer and director of Old Kirkland Lake Gold from July 2016 to November 30, 2016 and President, Chief Executive Officer and director of Lake Shore Gold Corp. from 2008 to 2016.

56,400 (0.027%)

Maryse Bélanger(5)(6) British Columbia, Canada	Director

Chief Operating Officer of Atlantic Gold Corp. Previously, Chief Executive Officer and Managing Director of Mirabela Nickel Ltd. from 2014 to 2016, various senior positions at Goldcorp Inc. from 2012 to 2014 and Kinross Gold Corporation and a director of True Gold Mining Corp. prior to its acquisition by Endeavour Mining Corporation; director of Newmarket Gold from August to November to 2016.

Nil (0.0%)

	Position with		Number and
	the Company		Percentage of
	and Period		Common Shares
	Served as a		Beneficially
	Director		Owned(1)
and/or
Executive
Name and Residence	Officer	Principal Occupation

Jonathan Gill(4)(6) Ontario, Canada	Director	Professional Engineer; Director of Lake Shore Gold from 2008 to 2016.	Nil (0.0%)

Arnold Klassen,(2)(3)(4) British Columbia, Canada	Director	Chartered Professional Accountant, Chartered Accountant and Certified Public Accountant; Currently the President of AKMJK Consulting Ltd. Previously, Director of Lake Shore Gold from 2008 to 2016.	10,000 (0.005%)

Jeffrey Parr(2)(4)(6) Ontario, Canada	Director

Retired Mining Executive, Chartered Professional Accountant. Previously, Chief Financial Officer of Centerra Gold Inc. from 2008 to 2016; Vice President, Finance of Centerra Gold from 2006 to 2008; director of Old Kirkland Lake Gold from 2014 to 2016.

5,000 (0.002%)

Barry Olson(5)(6) Arizona, United States	Director	Retired Mining Executive. Previously, Senior Vice President of Project Development at Gold Corp Inc. from October 2008 to October 2013; director of Old Kirkland Lake Gold from 2014 to 2016.	5,000 (0.002%)

Pamela Klessig,(3)(5) Nevada, United States	Director	Professional Geologist; Retired Mining Executive. Previously, President and Chief Executive Officer of Concordia Resource Corp. from 2005 to 2011; director of Old Kirkland Lake Gold from 2011 to 2016.	15,000 (0.007%)

Raymond Threlkeld(2)(3) Virginia, United States	Director

Corporate director and consultant on natural resource development; Director of New Gold Inc. since June 1, 2009. Previously, President and Chief Executive Officer of Rainy River Resources Ltd. from 2009 to 2013; director of Newmarket Gold from July 2015 to November 2016.

26,000 (0.013%)

Executive Officers

Philip Yee Ontario, Canada	Executive Vice President and Chief Financial Officer

Chief Financial Officer of Kirkland Lake Gold Ltd. since December 1, 2016. Previously, Vice President, Operations of Old Kirkland Lake from October to November 30, 2016 and Chief Financial Officer of Lake Shore Gold Corp. from 2013 to 2016.

33,000 (0.016%)

	Position with		Number and
	the Company		Percentage of
	and Period		Common Shares
	Served as a		Beneficially
	Director		Owned(1)
and/or
Executive
Name and Residence	Officer	Principal Occupation

Darren Hall, Western Australia, Australia	Chief Operating Officer

Chief Operating Officer of Kirkland Lake Gold Ltd. since November 30, 2016. Previously, Chief Operating Officer of Newmarket Gold since November 2015 and various roles at Newmont Mining Corporation since 1987.

95,000 (0.046%)

Alasdair Federico Ontario, Canada	Executive Vice President, Corporate Affairs and CSR

Executive Vice President, Corporate Affairs and CSR of the Company since November 30, 2016. Previously, Executive Vice President of Old Kirkland Lake Gold from September to November 30, 2016 and Vice President, Legal Affairs of Lake Shore Gold Corp. from 2008 to 2016.

Nil (0.0%)

Christina Ouellette Ontario, Canada	Executive Vice President, Human Resources	Executive Vice President, Human Resources of the Company since February 26, 2017. Previously, the Vice President, Human Resources of Lake Shore Gold Corp. from 2009 to 2016.	Nil (0.0%)

Meri Verli, Ontario, Canada	Senior Vice President, Finance and Treasurer

Senior Vice President, Finance and Treasurer of the Company since November 30, 2016. Formerly the Senior Vice President, Finance and Treasurer of Old Kirkland Lake Gold from September to November 30, 2016. Vice President, Finance of Lake Shore Gold Corp. from 2008 to 2016.

Nil (0.0%)

Pierre Rocque Ontario, Canada	Vice President, Technical Services

Vice President Technical Services of the Company since November 30, 2016; previously the Vice President, Mine Engineering of Old Kirkland Lake Gold from September to November 30, 2016. Vice President (formely Director of) Engineering for St Andrew Goldfields April 2010 to March 2014, Director Technical Services at Lake Shore Gold August 2008 to March 2010.

1,000 (0.001%)

Doug Cater Ontario, Canada	Vice President, Exploration, Canadian Operations

Vice President, Exploration, Canadian Operations of the Company from November 30, 2016; former Vice President, Exploration of Old Kirkland Lake Gold from January to November 30, 2016; former Vice President of Exploration at St Andrew Goldfields Ltd. from 2012 to 2016.

Nil (0.0%)

	Position with		Number and
	the Company		Percentage of
	and Period		Common Shares
	Served as a		Beneficially
	Director		Owned(1)
and/or
Executive
Name and Residence	Officer	Principal Occupation

John Landmark Queensland, Australia	Vice President, Exploration, Australian Operations

Vice President, Exploration, Australian Operations of the Company since December 2016. Former Vice President, Exploration of Newmarket since 2016. Previously, Regional Head of Exploration for Anglo American plc from 2011 to 2016.

Nil (0.0%)

Jennifer Wagner Ontario, Canada	Corporate Legal Counsel and Corporate Secretary

Corporate Legal Counsel and Corporate Secretary of the Company since November 30, 2016. Formerly, the Corporate Legal Counsel and Corporate Secretary of Old Kirkland Lake Gold from July 2015 to November 30, 2016. Previously in house counsel and corporate secretary to various TSX and TSXV listed mining companies from 2008 to 2015.

Nil (0.0%)

Ryan King British Columbia, Canada	Vice President, Investor Relations	Vice President, Investor Relations of the Company since November 30, 2016. Formerly the Vice President, Communications of Newmarket from 2015 to November 30, 2016.	20,583 (0.010%)

Notes:

(1) Based on 206,218,611 Common Shares outstanding as at March 29, 2017.
(2) Member of the Audit Committee.
(3) Member of the Corporate Governance and Nominating Committee.
(4) Member of the Compensation Committee.
(5) Member of the Health, Safety and Environment Committee.
(6) Member of the Technical Committee

As at the date hereof, the current directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control over, a total of 19,195,378 Common Shares, representing approximately 9.3% of the issued and outstanding Common Shares as at March 29, 2017.

The principal occupations, businesses or employments of each of the Company’s directors and the senior executive officers within the past five years are disclosed in the brief biographies set out below.

Eric Sprott – Chairman and Director. Mr. Sprott is a renowned and respected leader in the investment community and one of the world’s premiere gold and silver investors with over 40 years of experience in the investment industry. Mr. Sprott entered the investment industry as a research analyst at Merrill Lynch and Company Inc. In 1981, he founded Sprott Securities (a predecessor to Sprott Securities Inc., now Cormark Securities Inc.). After establishing Sprott Asset Management Inc. in December 2001 as a separate entity, he divested his entire stake in Sprott Securities Inc. to its employees. From 2008 until September 2010, Mr. Sprott served as the Chief Executive Officer of Sprott Inc., before stepping down to focus on his roles as Chairman of the Board of Sprott Inc., Chief Investment Officer of Sprott Inc. and Senior Portfolio Manager of Sprott Asset Management LP. On January 20, 2015, as part of his transition away from day-to-day fund management, Mr. Sprott stepped down from his roles with Sprott Inc. and Sprott Asset Management LP. Over the course of his career, Mr. Sprott has received numerous industry awards and, in 2012, he was awarded the Queen Elizabeth II Diamond Jubilee Medal by the Governor General. In 2013, he was appointed as a Member of the Order of Canada. Mr. Sprott graduated with a Bachelor of Commerce from Carleton University in 1965 and was awarded an Honorary Doctorate from Carleton University in 2003. He received his Chartered Accountant designation in 1968 and was awarded the FCA designation in 2011. He has been elected Fellow of the Chartered Professional Accountants of Ontario (FCPA, FCA), a designation reserved for those who demonstrate outstanding career achievements and service to the community and profession.

Anthony Makuch – President, Chief Executive Officer and Director. Mr. Makuch is a Professional Engineer (Ontario) with over 25 years of management, operations and technical experience in the mining industry, having managed numerous projects in Canada and the United States from advanced exploration through production. He has been a frequent recipient of mine safety performance awards. Mr. Makuch holds a Bachelor of Science Degree (Honours Applied Earth Sciences) from the University of Waterloo, both a Master of Science Degree in Engineering and a Master of Business Administration from Queen’s University, and has obtained the Institute of Corporate Directors ICD.D designation from the University of Toronto Rotman School of Business. Mr. Makuch was formerly the President and Chief Executive Officer of Old Kirkland Lake Gold from July to November 2016 and was previously the President and Chief Executive Officer of Lake Shore Gold Corp. (“Lake Shore Gold”) from 2008 to 2016.

Maryse Bélanger – Director. Ms. Bélanger brings over 30 years of experience in the global mining sector, where she has proven strengths in operational excellence, technical services and efficiency. Currently, she is Chief Operating Officer of Atlantic Gold Corp., where she is responsible for the overall operational and technical management of the company. Previously, Ms. Bélanger served as the Chief Executive Officer and Managing Director of Mirabela Nickel Ltd., where she led the reestablishment of the Santa Rita open pit nickel mine in Brazil. From 2012 to 2014, Ms. Bélanger was Senior Vice President, Technical Services at Goldcorp Inc. where she oversaw the global geology, mine planning and design, metallurgy and geotechnical engineering functions. Prior to joining Goldcorp Inc., Ms. Bélanger was Director, Technical Services for Kinross Gold Corporation for their Brazilian and Chilean assets. Previously, Ms. Bélanger was a Director of True Gold Mining Corp. prior to its acquisition by Endeavour Mining Corporation. Currently, she is a board member of CEEC, the Coalition for Eco Efficient Comminution, and is an active member of Westcoast Women in Engineering, Science and Technology. Ms. Bélanger holds a Bachelor of Science in Geology, a graduate certificate in Geostatistics and is fluent in English, French, Spanish and Portuguese.

Jonathan Gill – Director. Mr. Gill is a Professional Engineer with more than 45 years of mining experience, much of it working in senior mine management roles for Inco Limited in its Ontario and Manitoba divisions and for PT Inco in Indonesia. Since retiring in 2003, Mr. Gill has worked on a number of project assignments for Inco, both in Canada and at the Goro project in New Caledonia; as well as for other companies involving reviews of such projects as FNX Mining Company´s Sudbury operations, the Ambatovy nickel project in Madagascar and the Onca Puma project in Brazil. Mr. Gill was a director of Lake Shore Gold Inc. from 2008 to 2016. Mr. Gill is a member of the Association of Professional Engineers of Ontario and is a former Employer Chair of Ontario´s Mining Legislative Review Committee. Mr. Gill has obtained the Institute of Corporate Directors ICD.D designation.

Arnold Klassen – Director. Mr. Klassen is a Chartered Professional Accountant, Chartered Accountant and Certified Public Accountant and has more than 35 years experience in accounting, audit and tax with 30 years of experience in the Mining Industry. Mr. Klassen is currently President of AKMJK Consulting Ltd., a private consulting company, and prior to that was the Vice President of Finance for Dynatec Corporation from 1988 to 2007. Dynatec Corporation was a publicly traded TSX listed company from 1997 to 2007. He held a similar position with the Tonto Group of Companies from 1984 to 1998. Mr. Klassen holds a degree in Commerce from the University of British Columbia and spent seven years with KPMG prior to becoming Vice President of Finance with the Tonto Group of Companies. Mr. Klassen has obtained the Institute of Corporate Directors designation

Pamela Klessig – Director. Ms. Klessig has over 30 years of experience in global mineral exploration, development and production. She was a founder and former President and Chief Executive Officer of Concordia Resource Corp. (formerly Western Uranium Corp.) As a complement to her technical expertise, Ms. Klessig was a stockbroker for four years with A.G. Edwards and Sons Inc., now Wells Fargo Investment Advisors. Ms. Klessig holds a Bachelor in geology from Western State College, is a Certified Professional Geologist and a qualified person as defined by NI 43-101.

Barry Olson – Director. Mr. Olson has a Bachelor of Science degree in Metallurgical Engineering and Masters of Science degree in Mining Engineering from the University of Idaho. He most recently served as Senior Vice President of Project Development at Gold Corp Inc. and served as its Vice President of Project Development from October 2008 to October 2013. He has over 28 years of progressive mining experience in both South America and the United States and has extensive experience in design, construction and managing mines in Nevada, California, Chile and Argentina.

Jeffrey Parr – Director. Mr. Parr, a Chartered Professional Accountant (CPA, CA 1984), received his Master of Business Administration degree from McMaster University in 1982 and a Bachelor of Arts in Economics from the University of Western Ontario in 1979. He has over 30 years of experience in the mining and service provider industries. Until his retirement on March 31, 2016, Mr. Parr was the Chief Financial Officer of Centerra Gold Inc. He joined Centerra in 2006 and was appointed Chief Financial Officer in 2008. From 1997 to 2006 he worked for Acres International as Chief Financial Officer, and from 1988 to 1997, he held progressively senior financial positions at WMC International Ltd. ultimately serving as the company’s Executive Vice President. Mr. Parr is a member of the Canadian Institute of Chartered Professional Accountants, Financial Executives International (FEI Canada) and the Institute of Chartered Professional Accountants of Ontario. Mr. Parr has also served as Director and Vice Chair of the Oakville Economic Development Alliance from 2002 to 2007 and was a member of its Executive Committee. He has also been a member of the Board of Directors of the Mining Association of Canada.

Raymond Threlkeld – Director. Mr. Threlkeld has a proven track record in the gold sector in project development, construction and mine operations. Mr. Threlkeld is a seasoned mining professional with more than 33 years of experience in mineral exploration, mine operations and construction and executive management. Most recently, Mr. Threlkeld was President and Chief Executive Officer of Rainy River Resources that was developing the 4 million ounce Rainy River gold deposit in Ontario, prior to its purchase by New Gold Inc. for $310 million in 2013. From 2006 to 2009, he led a team along with Randall Oliphant that acquired, developed and put into operation the Mesquite gold mine in California with Western Goldfields, which was subsequently purchased by New Gold Inc. for $314 million in 2009. From 1996 to 2004, Mr. Threlkeld held a variety of senior executive positions with Barrick Gold Corporation, rising to the position of Vice President, Project Development. During his tenure at Barrick Gold, he was responsible for placing more than 30 million ounces of gold resources into production in Africa, South America and Australia. Mr. Threlkeld holds a B.Sc. in Geology from the University of Nevada.

PhilipYee – Executive Vice President and Chief Financial Officer. Mr. Yee is an experienced senior finance executive with an extensive background in financial management and reporting, financial and operational recovery, mergers and acquisitions, international risk management and strategy development. He is a Chartered Professional Accountant with more than 25 years of experience and success including more than 15 years as a member of high calibre senior management teams leading world-class mining operations. Most recently, Mr. Yee was Senior Vice President and Chief Financial Officer of Lake Shore Gold from May 2013 to April 2016 when the business combination with Tahoe Resources was completed. Prior to this role, Mr. Yee was Chief Financial Officer of Patagonia Gold Plc from May 2011 to April 2013 and Vice President Finance for Kumtor Operating Co., the flagship subsidiary of Centerra Gold Inc. and a subsidiary of Cameco Corporation from June 2001 to May 2011. Mr. Yee received his Bachelor of Commerce from the University of Saskatchewan and has served on the Board of Directors for Kumtor Operating Company, the Eurasia Foundation Central Asia and the American Chamber of Commerce Bishkek.

Darren Hall – Chief Operating Officer. Prior to joining Kirkland Lake Gold, Mr. Hall was the Chief Operating Officer of Newmarket Gold. Prior to joining Newmarket Gold, Mr. Hall held various roles of increasing responsibility at Newmont Mining Corporation for the past 29 years. Under his leadership as Group Executive Operations for Newmont Asia Pacific, Mr. Hall managed a team of 14,000 employees producing 1.8 million ounces of gold annually from six operating mines across three countries. Mr. Hall also worked with Newmont in Peru, Indonesia and the United States and most recently in Australia as General Manager of the Boddington Gold Mine where he led a team of 1,800 employees producing 750,000 ounces of gold annually. Mr. Hall graduated with a Bachelor of Mining Engineering from the Western Australia School of Mines in Kalgoorlie.

Christina Ouellette – Executive Vice President, Human Resources. Ms. Ouellette is a Certified Human Resource Professional with over 20 years of senior management experience. Ms. Ouellette has a strong background and considerable experience in labour relations, employee relations, recruitment, talent and succession planning, compensation planning, and providing strategic human resources direction and guidance in support of business objectives. Ms. Ouellette was formerly the Vice President, Human Resources for Lake Shore Gold from 2009 to 2016, the Director Human Resources of Lake Shore Gold from 2008 to 2009; the Manager of Human Resources for FNX Mining from 2006 to 2009. Ms. Ouellette has obtained the Institute of Corporate Directors ICD.D designation.

Alasdair Federico – Executive Vice President, Corporate Affairs and CSR. Mr. Federico is an experienced lawyer and business executive with over a decade of experience in matters of corporate strategy and governance, including managing negotiations and relationships with investors, business partners, and other stakeholders. Prior to joining the Company, Mr. Federico was Vice-President, General Counsel and Corporate Secretary at Lake Shore Gold from 2008 until its acquisition by Tahoe Resources on April 1, 2016. Prior to joining Lake Shore Gold, Mr. Federico worked for a prominent Canadian law firm in Toronto. Mr. Federico holds a holds a Bachelor of Commerce from the Rotman School of Management at the University of Toronto and a Bachelor of Law from the University of Western Ontario.

Meri Verli – Senior Vice President, Finance and Treasurer. Ms. Verli is a Chartered Professional Accountant with over 10 years of financial management experience in the mining sector and 18 years of overall industry experience. Ms. Verli started her career with KPMG in the audit and consulting practice and ended her tenure as Senior Manager of the firm’s audit practice. Ms. Verli was most recently the Vice President Finance with Lake Shore Gold, providing senior financial planning and analysis support, treasury responsibilities and managing the internal controls. She played a key role in building the accounting department as the Company transitioned from a junior exploration company to a commercial producer. Ms. Verli holds a Bachelors of Economy, a Bachelors of Geology and a PhD in Economic Sciences.

Pierre Rocque – Vice President, Technical Services. Mr. Rocque is a mining engineer with over 25 years of experience. He has worked at many gold mines in Canada, including as Vice President Engineering for St Andrew Goldfields, Director Technical Services at Lake Shore Gold, Chief Engineer at the Red Lake, QR and Macassa mines, Rock Mechanics Engineer at Hemlo’s Golden Giant Mine and various mining engineering roles at Hoyle Pond and Agnico-Eagle's Joutel mines. Mr Rocque also worked as Manager Mine Improvement Projects and Chief Engineer-Geotechnical at WMC (now BHP Billiton) Olympic Dam mine in Australia. Most recently, Mr. Rocque was the Global Practice Director – Mining at Hatch. Mr Rocque graduated from l’Ecole Polytechnique de Montréal with a Bachelor degree in Mining Engineering and from Queen's University at Kingston with a Master's degree in Mining Engineering.

Doug Cater – Vice President, Exploration, Canadian Operations. Mr. Cater is a professional geologist with over 30 years of industry experience gained while working with senior Canadian based mining and exploration companies. Most recently he served as the Vice President of Exploration with St Andrew Goldfields since 2012. Mr. Cater previously held the position of Project Manager, Back River Gold, with Sabina Gold and Silver Corp. and guided the exploration team responsible for the discovery of the Llama, Umwelt and Echo gold deposits, from 2009 to 2012 and Exploration Manager with Dundee Precious Metals Inc., from 2005 to 2009. Mr. Cater also worked as Chief Geologist from 1995 to 1997 at the Macassa Mine while under operation by Kinross Gold Inc. Mr. Cater is a University of Waterloo graduate with a Honours Bachelor of Science degree and is a council member of the Association of Professional Geoscientists of Ontario (APGO), representing the Southwest Ontario district, and member of the Minister’s Mining Act Advisory Committee (MMAAC). Mr. Cater is also a Director of Sierra Metals Inc.

John Landmark – Vice President, Exploration, Australian Operations. Mr. Landmark’s international career spans a diverse range of executive leadership, technical and advisory roles in exploration, mining operations, human resources, and safety risk management. Mr. Landmark brings over 30 years of international mineral exploration and mining industry experience. Mr. Landmark joined Newmarket Gold in 2016 and led the company’s exploration activities while being the Group functional head for Geology. Prior to joining Newmarket Gold, he was a Regional Head of Exploration for Anglo American plc, where he managed exploration programs for copper-gold, iron ore and coal in Australia, Indonesia, Papua New Guinea and Mongolia. Prior to this role, he led Anglo American’s exploration activities in Brazil. His exploration and mining geology career started out in South Africa and Namibia, and he then moved on to Australia. Mr. Landmark holds a Master of Science in Exploration and Mining Geology from James Cook University in Australia and a Bachelor of Science (Hons) in Geology from Wits University in South Africa.

Jennifer Wagner – Corporate Legal Counsel and Corporate Secretary. Ms. Wagner is a corporate securities lawyer with over 10 years of experience in the mining sector. Ms. Wagner has extensive experience advising companies on a variety of corporate commercial transactions, governance and compliance matters. She started her career at a prominent Canadian law firm in Toronto. Ms. Wagner received a Bachelor of Arts from McGill University and an LL.B. from the University of Windsor. Ms. Wagner was formerly the Corporate Legal Counsel and Corporate Secretary of Old Kirkland Lake Gold from July 2015 to November 2016. Prior to joining Kirkland Lake Gold, Ms. Wagner was legal counsel and corporate secretary for various TSX and TSXV listed mining companies.

Ryan King – Vice President, Investor Relations. Mr. King brings an established approach to investor relations, with specific and targeted applications for delivering shareholder value in the mining industry. Mr. King has over 13 years of experience in increasingly senior capacities in capital markets in the resource sector and was responsible for leading the investor relations activities for Newmarket Gold, as the company attained significant growth and completed a transformational merger with Kirkland Lake Gold. Before joining Newmarket Gold, Mr. King was involved in the acquisition of Terrane Metals in 2010 by Thompson Creek for $800 million. During his career, he has raised in excess of $250 million for previous companies. Mr. King holds a Bachelor of Commerce from Royal Roads University in British Columbia, Canada.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company, is, as at the date hereof, or has been, within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including Newmarket Gold) that:

(a)

was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days and that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)

is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including Newmarket Gold) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of the Company’s knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest between the Company and any directors or officers of the Company, except that certain of the directors and officers serve as directors and officers of other public or private companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other companies.

The directors and officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board, any director in a conflict is required to disclose his interest and abstain from voting on such matter in accordance with the OBCA.

AUDIT COMMITTEE

In accordance with applicable Canadian securities legislation and, in particular, National Instrument 52-110 – Audit Committees (“NI 52-110”), information with respect to the Company’s Audit Committee is contained below. The full text of the Audit Committee Charter, as passed by the Board, is attached hereto as Appendix “A”.

Audit Committee Charter

The Audit Committee has adopted a written charter setting out its purpose, which is to oversee all material aspects of the Company’s financial reporting, control and audit functions. The Audit Committee is responsible for, among other things, (a) monitoring the performance and independence of the Company’s external auditors, (b) reviewing certain public disclosure documents and (c) monitoring the Company’s systems and procedures for financial reporting and internal control.

Composition of the Audit Committee

During the year ended December 31, 2016, the Audit Committee was comprised of three directors, all of whom were independent directors. The current members of the Audit Committee are: Messrs. Jeffrey Parr (Chair), Arnold Klaseen and Raymond Threlkeld. In addition to being independent directors as described above, each member of the Company’s Audit Committee is considered “independent” and “financially literate” pursuant to NI 52-110.

Relevant Education and Experience

See “Directors and Officers” above for a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

Pre-Approval Policies and Procedures

The Audit Committee Charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors and requires the Audit Committee to pre-approve all permitted non-audit services to be provided by the Company’s external auditors, in accordance with applicable law.

External Auditor Service Fees

The aggregate fees billed by the Company’s external auditor during the years ended December 31, 2016 and December 31, 2015 are set out in the table below.

		Audit Related
Year Ended	Audit Fees(1)	Fees(2)	Tax Fees(3)	All Other Fees(4)

December 31, 2015(5)	C$378,317	Nil	C$113,829	Nil

December 31, 2016(6)	C$883,850	Nil	C$212,888	$350,517

Notes:

(1)

“Audit Fees” refers to the aggregate fees billed by the Company’s external auditor for audit services, including fees incurred in relation to the various financings completed by the Company and quarterly reviews.

(2)

“Audit-Related Fees” refers to the aggregate fees billed for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and not reported under Audit Fees. These reported fees related to the independent testing of the Company’s internal control program for the purposes of National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.

(3)	“Tax Fees” refers to the aggregate fees billed for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning.
(4)	“All Other Fees” refers to the aggregate fees billed for products and services provided by the Company’s external auditor, other than the services reported under the other three columns.
(5)	External Auditor Fees incurred during the year ended December 31, 2015 refer to the fees of PricewaterhouseCoopers LLP, Charter Professional Accountants, the External Auditor of Newmarket.
(6)

External Auditor Fees incurred during the year ended December 31, 2016, refer to the fees of PricewaterhouseCoopers LLP, Chartered Professional Accountants, the External Auditor of Newmarket from January 1, 2016 to November 30, 2016 and the External Auditor Fees of KPMG LLP, Chartered Professional Accountants, the External Auditor of the Company and former auditor of Old Kirkland Lake Gold from the period of December 1, 2016 to December 31, 2016.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than as set forth below, to the best of Kirkland Lake Gold’s knowledge, the Company is not and was not, during the year ended December 31, 2016, a party to any legal proceedings, nor is any of its property, nor was any of its property during the year ended December 31, 2016, the subject of any legal proceedings. As at the date hereof, no such legal proceedings are known to be contemplated.

There have been no penalties or sanctions imposed against the Company by a court relating to securities legislation or by any securities regulatory authority during the year ended December 31, 2016, or any other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor making an investment decision, and the Company has not entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the year ended December 31, 2016.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, none of the directors or executive officers of the Company, nor any person or company that beneficially owns, controls, or directs, directly or indirectly, more than 10% of any class or series of outstanding voting securities of the Company, nor any associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the Common Shares of the Company is TSX Trust Company, at its principal offices in Toronto, Ontario. The transfer agent and registrar for the Debentures of the Company is Computershare Trust Company of Canada at its principal office in Toronto, Ontario.

MATERIAL CONTRACTS

The only material contracts entered into by the Company, other than in the ordinary course of business, within the most recently completed financial year, or prior thereto, which are still in effect, are set forth below. Copies of these material contracts are available under the Company’s SEDAR profile at www.sedar.com.

1.	The Arrangement Agreement;

2.	The Kirkland Indenture, the First Supplemental Indenture, the Second Supplemental Indenture and the Third Supplemental Indenture;

3.	The St Andrew Arrangement Agreement; and

4.	The Crocodile Arrangement Agreement.

See “General Development of the Business” for further details.

INTERESTS OF EXPERTS

The following are the qualified persons involved in preparing the NI 43-101 technical reports or who certified a statement, report or valuation from which certain scientific and technical information relating to the Company’s material mineral projects contained in this Annual Information Form has been derived, and in some instances extracted from.

•

Pierre Rocque, P. Eng. and Douglas Cater, P. Geo., have acted as qualified persons in connection with the Macassa Technical Report and Taylor Technical Report and have reviewed and approved the information related to the Macassa Mine and the Taylor Mine contained in this Annual Information Form. Mr. Rocque is the Vice President, Technical Services of the Company and Mr. Cater is the Vice President, Exploration, Canadian Operations of the Company;

•

Troy Fuller, MAIG and Ion Hann, FAusIMM have acted as qualified persons in connection with the Fosterville Technical Report and have reviewed and approved the information related to the Fosterville Gold Mine contained in this Annual Information Form, other than the mineral resource estimation. Troy Fuller is the Geology Manager of the Fosterville Gold Mine and Ion Hann is the Mining Manager of the Fosterville Gold Mine.

•

Simon Hitchman, FAusIMM (CP), a qualified person, has reviewed and approved the information related to the mineral resource estimation for the Fosterville Gold Mine contained in this Annual Information Form. Mr. Hitchman is the Principal Geologist at the Fosterville Gold Mine.

•

Pierre Rocque, P.Eng., a qualified person, has reviewed and approved the information related to the mineral reserve estimation for the Fosterville Gold Mine contained in this Annual Information Form. Mr. Rocque is the Vice President, Technical Services of the Company.

GMP Securities L.P. was retained as financial advisor to Newmarket Gold with respect to the Arrangement and provided a fairness opinion to the board of directors of Newmarket Gold.

RBC Capital Markets Ltd. and Maxit Capital were retained as the financial advisors to Old Kirkland Lake Gold with respect to the Arrangement and provided fairness opinions to the board of directors of Old Kirkland Lake Gold. CIBC World Markets Inc. was retained as the financial advisor to the special committee of independent directors of Old Kirkland Lake Gold (the “Special Committee”) and provided fairness opinion to the Special Committee.

Certain Canadian legal matters relating to the Arrangement were passed upon by Cassels Brock & Blackwell LLP on behalf of Old Kirkland Lake Gold and by Stikeman Elliott LLP on behalf of Newmarket Gold. Certain United States legal matters relating to the Arrangement were passed on by Dorsey & Whitney LLP on behalf of Old Kirkland Lake Gold.

The aforementioned firms or persons held either less than one percent or no securities of the Company or of any associate or affiliate of the Company when they rendered services, prepared the reports or the mineral reserve estimates or the mineral resource estimates referred to, as applicable, or following the rendering of services or preparation of such reports or data, as applicable, and either did not receive any or received less than a one percent direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the rendering of such services or preparation of such reports or data.

None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently, or are expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company other than (i) Pierre Rocque, Vice President Technical Service; (ii) Douglas Cater, Vice President, Exploration, Canadian Operations; (iii) Troy Fuller, Geology Manager, Fosterville Mine; (iv) Ion Hann, Mining Manager, Fosterville Mine; and (v) Simon Hitchman, Principal Geologist, Fosterville Mine. Mr. Rocque holds 1,000 Common Shares of the Company.

PricewaterhouseCoopers LLP, Chartered Professional Accountants, Vancouver, British Columbia were the auditors of Newmarket Gold and KPMG Chartered Professional Accountants, were the auditors of Old Kirkland Lake Gold prior to the completion of the Arrangement.

KPMG LLP, Chartered Professional Accountants, is the current auditor of Kirkland Lake Gold Ltd. and has reported that they are independent of Kirkland Lake Gold within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations

ADDITIONAL INFORMATION

Additional information relating to the Company may be found under the Company’s SEDAR profile at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the joint management information circular dated October 28, 2016 and filed in connection with the special meetings of Old Kirkland Lake Gold and Old Newmarket shareholders each held on November 25, 2016. Such information for the year ended December 31, 2016 will be updated and contained in the Company’s management information circular required to be prepared and filed in connection with its annual meeting of shareholders, which is expected to be held on May 4, 2017.

Additional financial information is provided in the Company’s annual financial statements and management’s discussion and analysis for the year ended December 31, 2016, each of which is available under the Company’s SEDAR profile at www.sedar.com.

SCHEDULE "A"– AUDIT COMMITTEE CHARTER

AUDIT COMMITTEE CHARTER

The Audit Committee (“Committee”) is appointed by the Board of Directors (the “Board”) of Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) to assist the Board in fulfilling its oversight responsibilities with respect to accounting and financial reporting processes, the integrity of the financial statements of the Company, compliance with legal and regulatory requirements, the overall adequacy and maintenance of the systems of internal controls that management has established and the overall responsibility for the Company's external and internal audit processes including the external Auditor’s qualifications, independence and performance.

Constitution & Authority

The Committee shall consist of not less three directors appointed by the Board. Each member of the Committee must be “independent” and “financially literate” as required by National Instrument 52-110 – Audit Committees, applicable securities legislation and related requirements. The authority, structure, operations, purpose, responsibilities and specific duties of the Committee are described below.

The members of the Committee shall be elected by the Board at the annual organizational meeting of the Board and such Committee members shall serve until the following organizational meeting of the Board or until their successors are duly elected and qualified. The Board may remove a member of the Committee at any time in its sole discretion by resolution of the Board. The Chairperson of the Committee shall be designed by the Board from among the Committee members.

The Committee shall have access to such officers and employees of the Company, its external auditor (the “Auditor”), internal auditor (“Internal Auditor”) and legal counsel, and to such information respecting the Company, and may engage separate independent counsel and advisers at the expense of the Company, all as it considers to be necessary or advisable in order to perform its duties and responsibilities.

The Committee has the authority to communicate directly with and to meet with the Auditor and the Internal Auditor, without management involvement. The Auditor and Internal Auditor shall report directly to the Committee. The Committee shall be responsible to resolve disagreements, if any, between management and the Auditor regarding financial reporting

Mandate

The Company’s management is responsible for preparing the Company’s financial statements and other financial information and for presenting the information contained in the financial statements fairly and in accordance with International Financial Reporting Standards (“IFRS”). Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The Auditor’s responsibility is to audit the Company’s financial statements and provide its opinion, based on its audit conducted in accordance with generally accepted auditing standards, whether the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with IFRS.

The Internal Auditor’s responsibility is to evaluate the design and test the operating effectiveness of internal controls over financial reporting to support the requirements set out in National Instrument 52-109.

The Committee will provide the Board with such recommendations and reports with respect to the financial disclosures of the Company as it deems advisable.

The role of the Committee is principally one of oversight. Accordingly, the Committee shall:

1.	make recommendations to the Board regarding the appointment, retention and level of compensation of the Company’s Auditor;

2.	approve, in advance, all non-audit services provided to the Company by the Auditor and the related compensation;

3.	evaluate the work of the Auditor and confirm its independence;

4.	provide independent and objective monitoring of the Company’s internal control systems and financial reporting processes;

5.	provide a means of communication between the Board, management and the Auditor on matters relating to financial reporting;

6.	provide the necessary oversight over:

(a)	the integrity, adequacy and timeliness of the Company’s financial reporting and disclosure practices, including the preparation of financial statements;

(b)	the processes for identifying the Company’s principal financial risks and the control systems to monitor those risks;

(c)	the Company’s compliance with legal and regulatory requirements related to financial reporting; and

7.	perform any other activities consistent with its mandate, the Company’s constating documents and laws of general application as the Committee or Board deems necessary or desirable.

Responsibilities

In performing its oversight responsibilities, the Committee shall:

1.	review and assess, on an annual basis, the adequacy of its mandate and recommend any proposed changes to the Board for approval;

2.

monitor, on a regular basis, the independence of the Auditor by reviewing all relationships between the Auditor and the Company and all non-audit work performed for the Company by the A uditor and the Committee or a member thereof shall pre- approve all non-audit services to be provided to the Company or a subsidiary by the Auditor;

3.	monitor, on a regular basis, the independence of the Internal Auditor by reviewing all relationships between the Internal Auditor and the Company;

4.	review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the Auditor and any former Auditor;

5.	review with the A uditor and management the annual plan for the audit of the financial statements before commencement of the work;

6.	review with the Internal Auditor and management the annual internal audit work plan before commencement of the internal audit work and review and approve the Internal Audit Charter;

7.

review with the Auditor the results of the Auditor’s work and any problems or difficulties that were encountered, including any disagreements between the Company’s management and the Auditor regarding financial reporting, and assess management’s responses thereto;

8.	review summaries of significant reports prepared by the Internal Auditor including management’s responses to such reports;

9.

review with management and the Auditor the annual audited financial statements and ‘Management Discussion and Analysis’ reports, before filing or distribution, including matters requiring review pursuant to laws and regulations of general application;

10.

review with management (or ensure that the Board does so) the quarterly unaudited financial statements and Management Discussion and Analysis reports, before filing or distribution, including matters required to be reviewed under laws and regulations of general application;

11.	review with management the annual budget, and any required interim adjustments, including the assumptions (for reasonableness, accuracy and timeliness), for recommendation to the Board;

12.	review with management, as appropriate, news releases and any other form of disclosure containing earnings and other material financial information;

13.

satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from its financial statements, and must periodically assess the adequacy of those procedures;

14.

review with management, the Auditor and the Internal Auditor, the adequacy and effectiveness of the Company’s internal controls over financial reporting including any significant or material deficiencies and the adequacy and timeliness of its financial reporting processes and the quality and acceptability of the Company’s accounting principles and estimates, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates;

15.

review with management and the Auditor the quality and appropriateness of the Company’s financial reporting and accounting standards and principles and significant changes to those standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made;

16.	review with management and the A uditor the treatment and disclosure of significant related party transactions and potential conflicts of interest;

17.	review with management the risk of frauds within the operations or financial reporting and consider the actions taken by management and the systems implemented to address these risks;

18.	ensure that adequate procedures are in place for the receipt, retention and treatment of:

•	complaints and expressions of concern regarding accounting, financial disclosure, internal controls, legal, regulatory or auditing matters; and

•	confidential, anonymous submission by employees regarding questionable accounting, auditing and financial reporting and disclosure matters;

19.

examine the process for identifying, categorizing, evaluating and mitigating the Company’s principal risks and the potential impact or consequences they might have, individually or compounded, on the sustainability of the Company, as well as measures available to ensure the latter, and report to the Board, members of which shall use their reasonable efforts to ensure the adequacy of the oversight of management and that management duly carries out its required functions;

20.	review the appointment of the Company’s Chief Financial Officer and any other key financial executives involved in the financial reporting process;

21.

review disclosures made to the Committee by the Company's Chief Executive Officer and Chief Financial Officer during their certification process required under applicable Canadian and United States securities laws. Review any significant deficiencies in the design and operation of internal controls over financial reporting or disclosure controls and procedures and any fraud; and

22.	conduct or authorize investigations into any matter that the Committee believes is within the scope of its responsibilities.

Meetings

The Committee will meet at least once per quarter or more frequently as circumstances require to perform the duties described above in a timely manner. Meetings may be held at any time deemed appropriate by the Committee.

Quorum for the transaction of business at any meeting of the Committee shall be a majority of the number of members of the Committee. A Committee member who is unable to attend in person may attend a Committee meeting by telephone, video conference or other telecommunication device that permits all persons participating in the meeting to speak and hear each other. The Committee shall hold in camera sessions without the presence of management after each meeting.

The Committee may request any officer or employee of the Company or the Company’s outside counsel or independent Auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee. In addition, the Committee or, at a minimum, the Chairperson, may meet with the Company’s external legal counsel to discuss the Company’s policies and practices relevant to the scope of responsibilities of the Committee.

Meetings of the Committee shall be held from time to time as the Committee or the Chairperson shall determine upon 48 hours notice to each of its members. The notice period may be waived by a quorum of the Committee.

The Chairperson will appoint a secretary of each meeting of the Committee who need not be a member of the Committee and who will maintain the minutes of the meeting and circulate copies of the minutes to each Committee member on a timely basis. The minutes of the Committee meetings will be made available for review by the Board.

Approval

Approved by the Board of Directors on March 28, 2017.